[HARBOR FUND LETTERHEAD]
               February 17, 2006
VIA ELECTRONIC TRANSMISSION
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Harbor Fund (the “Trust”)
File Nos. 33-5852 and 811-4676
Ladies and Gentlemen:
     Attached hereto for electronic filing on behalf of the Trust pursuant to (1) the Securities Act of 1933, as amended (the “1933 Act”), and Rule 485(b) thereunder, (2) the Investment Company Act of 1940, as amended (the “1940 Act”), (3) General Instruction D to Form N-1A and (4) Rule 101(a) of Regulation S-T is a copy of post-effective amendment no. 49 (amendment no. 51 under the 1940 Act) (the “Amendment”) to the Registration Statement on Form N-1A of the Trust including the prospectus and statement of additional information (“SAI”) of each series of the Trust, Part C and exhibits. The Amendment has been manually signed by the persons specified in Section 6(a) of the 1933 Act. Pursuant to Rule 302(b) under Regulation S-T, the Trust will retain the manually executed copy of the Amendment; the electronic copy of the Amendment contains conformed signatures. Pursuant to Rule 310 under Regulation S-T, tags have been inserted before and after paragraphs in the Amendment that contain revised disclosure.
     The Amendment is being filed pursuant to Rule 485(b) under the 1933 Act and is intended to become effective on March 1, 2006. The Amendment is being filed for the purpose of: (1) adding updated financial, performance and other information to the Trust’s prospectus and SAI; and (2) responding to comments of the staff of the Securities and Exchange Commission (the “Commission”) with respect to the prospectus and SAI, which were provided by Mr. Briccio Barrientos of the Division of Investment Management of the Commission.
     Set forth below are the staff’s verbal comments together with the Trust’s responses.
COMMENT 1 (Prospectus — Risk/Return Summary)
Please move the “Principal Risks” section so that it immediately follows the “Principal Strategies and Investments” section.

Response:	The entire “Risk/Return Summary” section is formatted so that the “Principal Risks” section appears directly across from the “Principal Strategies and Investments” section in a two page spread when opening the prospectus. This means that when the prospectus is opened to the “Risk/Return Summary”, the investor will see the “Principal Strategies and Investments” section at the top left and the “Principal Risks” section at the top right. The “Fund Performance” section appears at the bottom left and the “Fees and Expenses”

Securities and Exchange Commission
February 17, 2006

section at the bottom right. When the “Risk/Return Summary” section is formatted in this manner (i.e., as a two page spread), our expectation is that an investor will be drawn to the information in the top half of those two pages first (moving from left to right) and then the information in the bottom half of those two pages (again moving from left to right). We believe that the staff of the Commission has been comfortable that the required order for the items in the “Risk/Return Summary” section of the prospectus as dictated by Form N-1A can be satisfied in this fashion when the “Risk/Return Summary” section is formatted to appear as a two page spread.
COMMENT 2 (Prospectus — Risk/Return Summary)
Please complete all of the tables within the “Risk/Return Summary”.

Response:	Comment no. 2 is accepted. The tables have been completed.
COMMENT 3 (Prospectus — Risk/Return Summary)
Please clarify whether your definition of mid cap companies would include all companies with a market capitalization below $15 billion.

Response:	Comment no. 3 is accepted. We did not intend for the definition of mid cap company to include companies with market capitalizations which fall below the lower end of the range of market capitalizations included within the Russell Midcap Index. Accordingly, we have revised the definition of mid cap companies to mean those with market capitalizations that fall within the range of the Russell Midcap® Index, provided that if the upper range of that index falls below $15 billion we will continue to define those companies with market capitalizations between the upper range of the index and $15 billion as mid cap companies.
COMMENT 4 (Prospectus — Fees and Expenses Tables)
Please present the footnotes reflecting a voluntary waiver of expenses to the “Fees and Expenses” table in narrative format.

Response:	Comment no. 4 is accepted. The footnotes have been reformatted to narrative text.
COMMENT 5 (Prospectus — Risk/Return Summary)
If applicable, please revise the disclosure that permits the Harbor Mid Cap Growth Fund and Harbor Short Duration Fund to invest in foreign securities to state that those funds may also invest in issuers located in emerging markets.

Response:	Comment no. 5 is accepted. We have confirmed with the subadviser to the Harbor Mid Cap Growth Fund that the fund may invest in securities of issuers located in emerging markets. Accordingly, we have revised the disclosure to reference that possibility and note that there is already disclosure in the “Principal Risks” section of the “Risk/Return Summary” to address the risks associated with investing in emerging market issuers.

We have also confirmed with the subadviser to the Harbor Short Duration Fund that the fund does not invest in securities of issuers located in emerging markets. Accordingly,

Securities and Exchange Commission
February 17, 2006

we do not believe that any reference to emerging market investments for this fund would be appropriate.
COMMENT 6 (Prospectus — Risk/Return Summary)
In the “Risk/Return Summary” for each fund, please include the length of time the portfolio managers have been managing the fund.

Response:	Comment no. 6 is accepted. The requested language has been added.
COMMENT 7 (Prospectus — Risk/Return Summary)
Please clarify whether your definition of small cap companies would include all companies with a market capitalization below $2.5 billion.

Response:	Comment no. 7 is accepted. We did not intend for the definition of small cap company to include companies with market capitalizations which fall below the lower end of the range of market capitalizations included within the Russell 2000 Index. Accordingly, we have revised the definition of small cap companies to mean those with market capitalizations that fall within the range of the Russell 2000® Index, provided that if the upper range of that index falls below $2.5 billion we will continue to define those companies with market capitalizations between the upper range of the index and $2.5 billion as small cap companies.
COMMENT 8 (Prospectus — Risk/Return Summary)
Please consider whether the definition of large cap companies is appropriate in light of the fact that, as currently constituted, the Russell 1000® Value Index includes companies with market capitalizations below $1 billion, which the staff would not consider to be large cap companies.

Response:	Comment no. 8 is accepted. We have revised the definition of large cap companies to mean those with market capitalizations above $2.5 billion.
COMMENT 9 (Prospectus — Risk/Return Summary)
Please clarify Harbor International Fund’s policy regarding investments in foreign companies as disclosed in the “Risk/Return Summary”. Specifically, the current language, which provides that the fund invests primarily in equity securities and that such equity securities consist principally of common and preferred stocks of foreign companies, suggests that the fund could invest less than 65% of its assets in foreign issuers.

Response:	Comment no. 9 is accepted. The language has been clarified to indicate that the fund invests primarily (no less than 65% of its total assets) in common and preferred stocks of foreign companies, including those located in emerging market countries.
COMMENT 10 (Prospectus — Risk/Return Summary)
Since the Harbor International Fund may invest in companies with market capitalizations as low as $1 billion, please include disclosure in the “Principal Risks” section of investing in smaller companies.

Securities and Exchange Commission
February 17, 2006

Response:	While the Harbor International Fund’s policy provides that it may invest in companies with market capitalizations as low as $1 billion, it is not a principal strategy of the fund to invest in smaller companies. As of October 31, 2005 (the most recent fiscal year end), the average weighted market capitalization of companies in the fund’s portfolio was $45 billion. Accordingly, we do not feel it is appropriate to disclose as a principal risk something which we do not believe is in fact a principal risk associated with investing in this fund. We note that if the fund were to change its investment strategy to increase its exposure to smaller companies, it may then become appropriate and necessary for us to supplement the prospectus to include risk disclosure relating to investing in smaller companies.
COMMENT 11 (Prospectus — Risk/Return Summary)
Please indicate whether you believe the Harbor Bond Fund’s policy of investing in a diversified portfolio of bonds, which include all types of fixed income securities, is consistent with Rule 35d-1 under the 1940 Act (the Fund Name Rule):

Response:	We strongly believe that Harbor Bond Fund’s policy is consistent with the requirements of the Fund Name Rule. The Fund Name Rule requires that a fund with a name that suggests it focuses its investments in a particular type of investment must adopt a policy to invest, under normal circumstances, at least 80% of its net assets in the particular type of investments suggested by the fund’s name.

We believe that the term “bond”, when used in a fund’s name, is commonly understood to indicate that the fund is a fixed income fund rather than an equity fund. The use of “bond” in the fund’s name represents a type of investment (i.e., fixed income as opposed to equity) rather than a particular type of security (i.e., bond as opposed to note). This is entirely consistent with the requirements of the Fund Name Rule, which talks in terms of types of investment rather than types of particular securities.

We also believe that the use of the term “bond” in a fund’s name in this way has been accepted by the Commission and the staff of the Commission. In the release adopting the Fund Name Rule, the Commission uses as examples of fund names which indicate particular types of investments “stocks” and “bonds” but not “equities” and “fixed income”. We believe the Commission used the terms “stocks” and “bonds” because the Commission appreciated that the investing public is more familiar with those terms than with “equity” or “fixed income” when used to differentiate between the different categories or types of funds.

Later in the same release, the Commission states that “investment companies investing in debt obligations often seek to distinguish themselves by limiting the maturity of the instruments they hold. These investment companies may call themselves, for example, ‘short-term’, ‘intermediate-term’, or ‘long-term’ bond or debt funds.” Again, we believe the Commission appreciates that funds use the term “bond” in their name to indicate that the fund invests in the particular type of investments that are debt obligations or fixed income securities.

We also feel it is important to note that the current language which is the subject of this Comment No. 11 was crafted to accommodate a staff comment which we received last year in connection with the staff’s review of Post-Effective Amendment No. 42. At that

Securities and Exchange Commission
February 17, 2006

time, the staff agreed that the term “bond”, when used in a fund’s name, refers to a type of investment that is fixed income securities. The staff asked us to revise the 80% policy language to provide for investments in “bonds, which include all types of fixed income securities”. We made that change because we felt the revised language remained consistent with the meaning of “bond” in the fund’s name and with the requirements of the Fund Name Rule. While we understand that the staff is not bound by any prior comment that it has given or accepted, we do believe that it is appropriate for the staff to take into account circumstances where a comment relates to language which was revised specifically to accommodate a previous staff comment.

Finally, we note that the Harbor Bond Fund has been in existence since 1987 and to our knowledge there has never been any confusion in the market place as to the type of fund this is or the types of investments it focuses on.

For all of the reasons set forth above, we strongly believe that the fund’s 80% investment policy is consistent with the requirements of the Fund Name Rule and that the fund’s name is not misleading in any way.
COMMENT 12 (Prospectus — Risk/Return Summary)
Please provide an example of duration in the “Risk/Return Summary” for the Harbor Bond Fund, Harbor Real Return Fund and Harbor Short Duration Fund.

Response:	We note that we do provide additional information and an example of duration in the SAI which we believe addresses this comment. We also note that we currently provide a relatively lengthy description of duration in the “Risk/Return Summary” section of the prospectus.
COMMENT 13 (Prospectus — The Adviser and Subadvisers)
Please include the performance for the Wellington Aggressive Mid Cap Growth Composite for the period April 30, 2000 (inception date) through December 31, 2000.

Response:	Comment no. 13 is accepted. We have added a column to include the performance for the requested period.
COMMENT 14 (Prospectus — The Adviser and Subadvisers)
With respect to the subadviser composite performance disclosure, please indicate whether other registered investment companies are included in the respective composites.

Response:	We can confirm that the composites do include other registered investment companies when the subadviser managed such other registered investment companies in a substantially similar manner as the respective Harbor fund. We note that qualification under the 1940 Act and Subchapter M of the Internal Revenue Code (the “Code”) would not, by itself, exclude such an account from the composite. In other words, simply complying with the requirements of the 1940 Act and Subchapter M of the Code would not cause a registered investment company client to be managed in a manner which is not substantially similar to the subadviser’s other accounts which are included in the composite. In fact, several of the composites do include registered investment company accounts.

Securities and Exchange Commission
February 17, 2006

We further note that the disclosure currently indicates indirectly whether a composite includes registered investment company accounts or not. Specifically, when we disclose that only some portion of the accounts comprising the composite are not subject to certain investment limitations, diversification requirements and other restrictions imposed by the 1940 Act and the Code, that means that some of the accounts are registered investment companies. When we disclose that all of the accounts are not subject to such limitations, requirements and restrictions, that means that none of the accounts in the composite include registered investment company accounts. While one could determine whether a composite includes a registered investment company client from that disclosure, the real purpose of that disclosure is to make investors aware of the fact that at least some of the accounts which comprise each composite are not registered investment company accounts which means they are not subject to the same limitations, requirements and restrictions as the Harbor fund will be. That disclosure goes on to make the important point that those limitations, requirements and restrictions, if imposed, may have had an adverse affect on the performance results of the composite.
COMMENT 15 (Prospectus — The Adviser and Subadvisers)
Please delete the portion of the footnote to the subadviser composite performance tables which discloses the composite performance information net of the applicable Class’ expense limitation.

Response:	We strongly believe that the portion of the footnote to the subadviser composite performance tables which discloses composite performance net of each Class’ expense limitation is not in any way misleading and therefore appropriate for inclusion in the prospectus.

We understand that the staff’s concern with this disclosure stems from the fact that the adviser may change or discontinue its voluntary fee waiver at any time. If the adviser decides to reduce or eliminate the voluntary fee waiver, the staff is concerned that the disclosure of composite performance information adjusted to reflect an expense cap which is no longer in effect could be misleading. While that is a reasonable concern, we do not believe that the staff should treat this particular instance of disclosure any differently than it does similar instances of both performance and expense-related disclosure involving an expense ratio reflecting a voluntary expense cap. In those other instances, which are discussed below, the staff has addressed that same concern by requiring additional disclosure about the voluntary nature of the expense cap rather than by prohibiting such disclosure.

We note that Commission permits a fund to disclose in a footnote to its “Fees and Expenses” table in the “Risk Return Summary” section of the prospectus what the fund’s actual total annual operating expense ratio were taking into account any voluntary fee waivers then in effect. Specifically, Instruction 3(e) to Item 3 of Form N-1A provides that:

“The fund may reflect actual operating expenses that include expense reimbursement or fee waiver arrangements in a footnote to the table. If the fund provides this disclosure, also disclose the period for which the expense reimbursement or fee waiver arrangement is expected to continue, or whether it can be terminated at any time at the option of the fund.”

Securities and Exchange Commission
February 17, 2006

The staff has similarly permitted new funds to disclose in that same footnote to its “Fees and Expenses” table what the fund’s actual total annual operating expense ratio is expected to be taking into account any voluntary fee waivers which will be in effect. The same concern exists in these two instances that a fund could change or discontinue the voluntary expense cap at any time, thereby making the disclosed expense ratio information potentially misleading. In both instances, the Commission and the staff have addressed this concern by requiring funds to clearly disclose that the expense limitation is temporary and may be terminated at any time.

We also note that the historical performance information in prospectuses and fund advertisements for many mutual funds includes performance generated during periods when a voluntary expense cap was in effect. Neither the Commission nor the staff imposes any restrictions on the disclosure of such historical performance information even though the adviser has the ability to change or eliminate the expense cap going forward. Again, a similar concern exists here that the modification or elimination of the voluntary expense cap could make the disclosed performance information less representative of current expense ratios. In this case, funds address this concern by including disclosure in their fund advertisements to the effect that expense caps were in effect during the periods of time for which performance information is being shown.

In our case, we note that the disclosure at issue appears only after the fund discloses the composite performance information reflecting the Fund’s actual estimated expense ratio (i.e., without taking into account the voluntary expense cap) and that such disclosure appears in a footnote to the table rather than in the table itself. We note that there is also clear disclosure in the footnote that the expense cap is voluntary. To ensure that there is no confusion as to what a voluntary expense cap means, the fund also includes in the footnote the same disclosure regarding the voluntary nature of the expense cap which is used in the footnote to the “Fees and Expenses” table, namely, that the voluntary expense cap is temporary and may be terminated at any time but that the adviser has no current intention to do so.

Finally, while the adviser has no current intention to modify or terminate an expense cap, we hereby undertake to supplement the prospectus to modify the subadviser composite performance table in the event that the adviser reduces or eliminates a voluntary fee waiver prior to that change taking effect such that either (i) the composite performance information net of the applicable Class’ expense limitation would reflect the reduced waiver or (ii) in the event the adviser eliminates the voluntary fee waiver, that portion of the footnote to the table which shows composite performance information net of the applicable Class’ expense limitation would be deleted.

Given (i) the manner in which the Fund discloses that performance information (i.e., less prominently than the disclosure of the performance information without taking into account the expense cap), (ii) that the Fund clearly explains that the expense cap is voluntary, (iii) that the adviser has no current intention to modify or terminate the various expense caps, and (iv) that we have undertaken to supplement the prospectus to reflect any reduction or elimination of a voluntary fee waiver in the subadviser composite performance table, we believe that the disclosure is in no way misleading to current or prospective investors.

Securities and Exchange Commission
February 17, 2006

COMMENT 16 (Prospectus — The Adviser and Subadvisers)
The business experience of Scott Emerman only goes through 2002 and does not cover his business experience for the past five years. Accordingly, please extend the business experience of Mr. Emerman through at least 2001.

Response:	Comment no. 16 is accepted. Mr. Emerman’s business experience has been extended to include his experience prior to 2002.
COMMENT 17 (Prospectus — The Adviser and Subadvisers)
Please clarify the roles of the portfolio managers, including any limitations, where there are multiple portfolio managers listed.

Response:	Comment no. 17 is accepted. Clarification has been added to those portfolio managers that maintain a separation of responsibilities. In instances where the multi-managers employ a truly team approach, with equal responsibilities shared among the members, no further distinguishment has been made.
COMMENT 18 (Prospectus — Harbor’s Privacy Statement)
Please delete “(not part of the prospectus)” from the bottom of the page.

Response:	Comment no. 18 is accepted. The text has been deleted.
COMMENT 19 (SAI — The Portfolio Managers)
Under the “Compensation” headings, elaborate as to whether the “base salaries” are fixed or variable.

Response:	Comment no. 19 is accepted. Disclosure has been added to explain that the base salaries are fixed.
COMMENT 20 (SAI — Portfolio Holdings)
Under “Portfolio Holdings Disclosure Policy”, please reference the frequency by which the Funds’ non-public portfolio holdings information is provided to those service providers listed.

Response:	Comment no. 20 is accepted. The disclosure has been revised to reflect that such disclosure is on a daily basis.
**          *          *          *          *          *          **
     In accordance with the letter from Carolyn B. Lewis to investment company registrants dated February 25, 1994, please be informed that (i) the Fund does not involve a master/feeder arrangement, (ii) the Fund is not a money market fund, (iii) shares of the Fund may be marketed through banks and/or savings and loan associations and (iv) none of the Fund’s operations raise novel or complex issues of law or policy different from those associated with any other investment company investing in securities of the type in which the Fund may invest.
     As requested by the staff, Harbor Fund acknowledges the following in connection with this response letter:

Securities and Exchange Commission
February 17, 2006

1.	Harbor Fund is responsible for the adequacy and accuracy of the disclosure in this filing.

2.	Staff comments or changes to disclosures in response to the staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing.

3.	Harbor Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have any questions or comments, please contact the undersigned at (419) 249-2920.

Sincerely,
/s/ Charles F. McCain

Charles F. McCain Chief Compliance Officer

Cc:	Christopher P. Harvey, Esq.
Wilmer Cutler Pickering Hale and Dorr LLP

David G. Van Hooser
Karen B. Wasil
Jodie L. Crotteau
Harbor Fund

Risk/Return Summary — Domestic Equity
HARBOR CAPITAL APPRECIATION FUND

INVESTMENT GOAL

Long-term growth of capital.

PRINCIPAL STYLE CHARACTERISTICS

Mid to large cap growth stocks with more volatility than the market.

SUBADVISER

Jennison Associates LLC
466 Lexington Avenue
New York, NY 10017
Spiros Segalas
Portfolio Manager (since 1990)

Jennison has subadvised the fund since 1990.

PRINCIPAL STRATEGIES AND INVESTMENTS

The fund invests primarily in equity securities, principally common and preferred stocks, of U.S. companies with market capitalizations of at least $1 billion and above average prospects for growth.

In general, the fund stays fully invested in stocks and does not try to time the market. The subadviser uses a bottom-up approach, researching and evaluating individual companies, to manage the fund’s portfolio. This research includes visits to companies and discussions with company management.

In selecting stocks for the fund’s portfolio, the subadviser looks for companies with the following financial characteristics:

-	Superior absolute and relative earnings growth
-	Superior sales growth, improving sales momentum and high levels of unit growth
-	High or improving profitability
-	Strong balance sheets

In addition, the subadviser looks for companies that have actually achieved or exceeded expected earnings results and are attractively valued relative to their growth prospects.

The subadviser focuses on stocks of companies that have distinct attributes such as:

-	Strong market position with a defensible franchise

-	Unique marketing competence

-	Strong research and development leading to superior new product flow

-	Capable and disciplined management

The subadviser prefers companies that are in the early stages of demonstrating the above financial and other characteristics.

Stocks of mid and large cap companies in the fund’s portfolio are expected to maintain or achieve above average earnings growth. The fund may invest up to 20% of its assets in the securities of foreign issuers, including issuers located or doing business in emerging markets.

FUND PERFORMANCE

(for the periods ended December 31)

The bar chart and table indicate the risks of investing in the fund. The bar chart shows changes in the performance of the fund’s institutional class shares from year-to-year for the past ten years.

FUND’S BEST AND WORST CALENDAR QUARTERS

(for the past 10 years)

	Total Return	Quarter/Year

Best	30.01%	4th/1998

Worst	-19.53%	3rd/2001

AVERAGE ANNUAL TOTAL RETURNS
(for the periods ended December 31, 2005)

The table shows how the fund’s average annual returns for different calendar periods compare to those of a widely recognized, unmanaged index of U.S. common stock prices. After-tax returns shown in the table are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on an investor’s tax situation and may differ from those shown. The after-tax returns shown are not relevant to investors who hold their fund shares through tax-deferred arrangements such as 401(k) plans or individual retirement accounts. The fund’s past performance before and after taxes is not necessarily an indication of how the fund will perform in the future.

	One	Five	Ten
	Year	Years	Years

Capital Appreciation Fund
Institutional Class
Return Before Taxes	14.02%	-1.51%	9.23%
Return After Taxes on Distributions	14.01%	-1.55%	8.01%
Return After Taxes on Distributions and Sale of Fund Shares	9.14%	-1.29%	7.71%
Retirement Class[1]
Return Before Taxes	13.73%	-1.70%	8.99%
Investor Class[1]
Return Before Taxes	13.51%	-1.92%	8.76%

Comparative Indices
Russell 1000® Growth	5.26%	-3.58%	6.73%
(reflects no deduction for fees, expenses or taxes)
S&P 500	4.91%	0.54%	9.07%
(reflects no deduction for fees, expenses or taxes)

[1]	Based upon performance of the institutional class shares prior to November 1, 2002 and adjusted to reflect higher fees and expenses.

Risk/Return Summary — Domestic Equity
HARBOR CAPITAL APPRECIATION FUND

INSTITUTIONAL CLASS

Fund#: 012

Cusip: 411511504
Ticker: HACAX
Inception Date: 12-29-1987

RETIREMENT CLASS

Fund#: 212
Cusip: 411511827
Ticker: HRCAX
Inception Date: 11-01-2002

INVESTOR CLASS

Fund#: 412
Cusip: 411511819
Ticker: HCAIX
Inception Date: 11-01-2002

PRINCIPAL RISKS

Stocks fluctuate in price and the value of your investment in the fund may go down. This means that you could lose money on your investment in the fund or the fund may not perform as well as other possible investments. These fluctuations are a result of:

Market risk: The individual stocks in which the fund has invested or overall stock markets in which they trade go down. Additionally, an adverse event, such as an unfavorable earnings report, may depress the value of a particular company’s stock.

Growth style risk: Over time, a growth oriented investing style may go in and out of favor, causing the fund to sometimes underperform other equity funds that use different investing styles.

Selection risk: The subadviser’s judgment about the attractiveness, value and potential appreciation of particular companies’ stocks proves to be incorrect.

Mid cap risk: The fund’s performance may be more volatile because it invests in mid cap stocks. Mid cap companies may have limited product lines, markets and financial resources. They are usually less stable in price and less liquid than those of larger, more established companies.

Foreign securities risk: Prices of the fund’s foreign securities may go down because of unfavorable changes in foreign currency exchange rates, foreign government actions, political instability or the more limited availability of accurate information about foreign issuers. Also, a decline in the value of foreign currencies relative to the U.S. dollar will reduce the unhedged value of securities denominated in those currencies. Foreign securities are sometimes less liquid and harder to value than securities of U.S. issuers. These risks are more significant for issuers in emerging market countries.

FEES AND EXPENSES

This table describes the fees and expenses that you may pay if you buy and hold shares of the fund.

	Institutional	Retirement	Investor
	Class	Class	Class

Shareholder fees	None	None	None
(fees paid directly from your investment)

Annual fund operating expenses
(expenses that are deducted from fund assets)
Management fees	0.60%	0.60%	0.60%
Distribution and service (12b-1) fees	None	0.25%	0.25%
Other expenses	0.08%	0.07%	0.25%

Total annual fund operating expenses[1]	0.68%	0.92%	1.10%

EXAMPLE

This example is intended to help you compare the cost of investing in the fund with the cost of investing in other mutual funds.

The example assumes that:

-	You invest $10,000 in the fund for the time periods indicated;
-	You redeem at the end of each period;
-	Your investment has a 5% return each year; and
-	The fund’s operating expenses remain the same.

Although your actual costs may be higher or lower, under these assumptions your costs would be:

	One	Three	Five	Ten
	Year	Years	Years	Years

Institutional Class	$69	$218	$379	$847

Retirement Class	$94	$293	$509	$1,131

Investor Class	$112	$350	$606	$1,340

Risk/Return Summary — Domestic Equity
HARBOR MID CAP GROWTH FUND

INVESTMENT GOAL
Long-term growth of capital.

PRINCIPAL STYLE CHARACTERISTICS

Mid cap companies with significant capital appreciation potential.

SUBADVISER

Wellington Management
Company, LLP
75 State Street
Boston, MA 02109
Michael T. Carmen, CFA
Portfolio Manager (since 2005)
Mario E. Abularach, CFA
Equity Research Analyst (since 2006)

Wellington Management has subadvised the fund since September 20, 2005. Mario E. Abularach has assisted Mr. Carmen by providing portfolio management and securities analysis for the fund since 2006.

PRINCIPAL STRATEGIES AND INVESTMENTS

The fund invests primarily in equity securities, principally common and preferred stocks of mid cap companies. We define mid cap companies as those with market capitalizations that fall within the range of the Russell Midcap® Growth Index provided that if the upper range of that Index falls below $15 billion we will continue to define those companies with market capitalizations between the upper range of the Index and $15 billion as mid cap companies. As of December 31, 2005, the range of the Index was $996 million to $18 billion.

In general, the fund stays fully invested in stocks and does not try to time the market. The subadviser uses a bottom up approach, employing fundamental analysis to identify individual companies for potential investment in the fund’s portfolio.

In analyzing companies for investment, the subadviser looks for, among other things:

-	Strong earnings growth
-	Improving operating trends
-	Competitive advantages such as a superior management team
-	Attractive relative value within the context of a security’s primary trading market

Under normal circumstances, the fund intends to invest substantially all, but must invest at least 80% of its net assets, plus borrowings for investment purposes, in a diversified portfolio of equity securities of mid cap companies. The fund’s 80% investment policy may not be changed unless the fund provides 60 days advance notice to its shareholders. The fund may invest up to 20% of its total assets in foreign securities, which may include emerging markets.

FUND PERFORMANCE

(for the periods ended December 31)

The bar chart and table indicate the risks of investing in the fund. The bar chart shows changes in the performance of the fund’s institutional class shares from year-to-year since its founding.

FUND’S BEST AND WORST CALENDAR QUARTERS
(since inception)

	Total Return	Quarter/Year

Best	30.25%	4th/2001

Worst	-34.77%	3rd/2001

AVERAGE ANNUAL TOTAL RETURNS
(for the periods ended December 31, 2005)

The table shows how the fund’s average annual returns for different calendar periods compare to those of a widely recognized, unmanaged index of U.S. common stock prices. After-tax returns shown in the table are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on an investor’s tax situation and may differ from those shown. The after-tax returns shown are not relevant to investors who hold their fund shares through tax-deferred arrangements such as 401(k) plans or individual retirement accounts. The fund’s past performance before and after taxes is not necessarily an indication of how the fund will perform in the future.

	One	Five	Life
	Year	Years	of Fund

Mid Cap Growth Fund
Institutional Class
Return Before Taxes	19.75%	-1.32%	-4.31%
Return After Taxes on Distributions	17.83%	- 1.64%	-4.61%
Return After Taxes on Distributions and Sale of Fund Shares	15.37%	- 1.13%	-3.62%
Retirement Class[1]
Return Before Taxes	19.75%	-1.39%	-4.39%
Investor Class[1]
Return Before Taxes	19.33%	-1.49%	-4.48%

Comparative Index
Russell Midcap® Growth	12.10%	1.38%	-2.39%
(reflects no deduction for fees, expenses or taxes)

[1]	Based upon performance of the institutional class shares prior to November 1, 2002 and adjusted to reflect higher fees and expenses.

Risk/Return Summary — Domestic Equity
HARBOR MID CAP GROWTH FUND

INSTITUTIONAL CLASS

Fund#: 019

Cusip: 411511876
Ticker: HAMGX
Inception Date: 11-01-2000

RETIREMENT CLASS

Fund#: 219
Cusip: 411511793
Ticker: HRMGX
Inception Date: 11-01-2002

INVESTOR CLASS

Fund#: 419
Cusip: 411511785
Ticker: HIMGX
Inception Date: 11-01-2002

PRINCIPAL RISKS

Stocks fluctuate in price and the value of your investment in the fund may go down. This means that you could lose money on your investment in the fund or the fund may not perform as well as other possible investments. These fluctuations are a result of:

Market risk: The individual stocks in which the fund has invested or overall stock markets in which they trade go down. Additionally, an adverse event, such as an unfavorable earnings report, may depress the value of a particular company’s stock.

Growth style risk: Over time, a growth oriented investing style may go in and out of favor, causing the fund to sometimes underperform other equity funds that use different investing styles.

Selection risk: The subadviser’s judgment about the attractiveness, value and potential appreciation of particular companies’ stocks proves to be incorrect.

Mid cap risk: The fund’s performance may be more volatile because it invests primarily in mid cap stocks. Mid cap companies may have limited product lines, markets and financial resources. They are usually less stable in price and less liquid than those of larger, more established companies.

Foreign securities risk: Prices of the fund’s foreign securities may go down because of unfavorable changes in foreign currency exchange rates, foreign government actions, political instability or the more limited availability of accurate information about foreign issuers. Also, a decline in the value of foreign currencies relative to the U.S. dollar will reduce the unhedged value of securities denominated in those currencies. Foreign securities are sometimes less liquid and harder to value than securities of U.S. issuers. These risks are more significant for issuers in emerging market countries.

FEES AND EXPENSES

This table describes the fees and expenses that you may pay if you buy and hold shares of the fund.

	Institutional	Retirement	Investor
	Class	Class	Class

Shareholder fees	None	None	None
(fees paid directly from your investment)

Annual fund operating expenses
(expenses that are deducted from fund assets)
Management fees	0.75%	0.75%	0.75%
Distribution and service (12b-1) fees	None	0.25%	0.25%
Other expenses	0.40%	0.38%	0.58%

Total annual fund operating expenses[1]	1.15%	1.38%	1.58%

1The adviser has voluntarily agreed to limit the fund’s operating expenses for the fiscal year ending October 31, 2006. The fund’s actual expenses are expected to be 0.95% for the Institutional Class, 1.20% for the Retirement Class, and 1.38% for the Investor Class. This agreement is temporary and may be terminated at any time, although the adviser has no present intention to do so.

EXAMPLE
This example is intended to help you compare the cost of investing in the fund with the cost of investing in other mutual funds.

This example is based on the gross expenses and assumes that:

-	You invest $10,000 in the fund for the time periods indicated;
-	You redeem at the end of each period;
-	Your investment has a 5% return each year; and
-	The fund’s operating expenses remain the same.

Although your actual costs may be higher or lower, under these assumptions your costs would be:

	One	Three	Five	Ten
	Year	Years	Years	Years

Institutional Class	$117	$365	$633	$1,398

Retirement Class	$140	$437	$755	$1,657

Investor Class	$161	$499	$860	$1,878

Risk/Return Summary — Domestic Equity
HARBOR SMALL CAP GROWTH FUND

INVESTMENT GOAL

Long-term growth of capital.

PRINCIPAL STYLE CHARACTERISTICS

Small cap growth stocks demonstrating consistent or accelerating earnings growth.

SUBADVISER

Westfield Capital
Management Company LLC
One Financial Center
Boston, MA 02111
William Muggia
Portfolio Manager (since 2000)
Arthur Bauernfeind
Portfolio Manager (since 2000)
Ethan Meyers
Portfolio Manager (since 2000)
Scott Emerman
Portfolio Manager (since 2002)
Westfield has subadvised the fund since its inception in 2000.

Harbor Small Cap Growth Fund is closed to new investors.

PRINCIPAL STRATEGIES AND INVESTMENTS

The fund invests primarily in equity securities, principally common and preferred stocks, of small cap companies. We define small cap companies as those with market capitalizations that fall within the range of the Russell 2000® Index provided that if the upper range of that Index falls below $2.5 billion we will continue to define those companies with market capitalizations between the upper range of the Index and $2.5 billion as small cap companies. As of December 31, 2005, the range of the Index was $26.0 million to $4.4 billion, but it is expected to change frequently.

In general, the fund stays fully invested in stocks and does not try to time the market. The subadviser uses a bottom-up approach by first identifying companies that meet strict fundamental criteria and then performing a qualitative review on each identified company to select companies for investment in the fund’s portfolio. This means that individual stock selections primarily determine the fund’s sector weightings. The subadviser’s research may also include initial personal interviews and continuing contacts with company management.

In selecting stocks for the fund’s portfolio, the subadviser looks for companies with the following characteristics:

-	Accelerating earnings momentum
-	Strong earnings growth
-	Strong balance sheet
-	Attractive valuation as measured by price/earnings to growth ratio

In addition, the subadviser prefers companies with the following qualitative characteristics:

-	Superior company management
-	Significant insider ownership
-	Unique market position and broad market opportunities
-	Solid financial controls and accounting

Under normal circumstances, the fund intends to invest substantially all, but must invest at least 80% of its net assets, plus borrowings for investment purposes, in a diversified portfolio of small cap equity securities. The fund’s 80% investment policy may not be changed unless the fund provides 60 days advance notice to its shareholders. The fund expects to invest in about 60 to 70 companies.

FUND PERFORMANCE

(for the periods ended December 31)

The bar chart and table indicate the risks of investing in the fund. The bar chart shows changes in the performance of the fund’s institutional class shares from year-to-year since its founding.

FUND’S BEST AND WORST CALENDAR QUARTERS
(since inception)

	Total Return	Quarter/Year

Best	21.54%	2nd/2003

Worst	-18.40%	3rd/2002

AVERAGE ANNUAL TOTAL RETURNS
(for the periods ended December 31, 2005)

The table shows how the fund’s average annual returns for different calendar periods compare to those of a widely recognized, unmanaged index of U.S. common stock prices. After-tax returns shown in the table are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on an investor’s tax situation and may differ from those shown. The after-tax returns shown are not relevant to investors who hold their fund shares through tax-deferred arrangements such as 401(k) plans or individual retirement accounts. The fund’s past performance before and after taxes is not necessarily an indication of how the fund will perform in the future.

	One	Five	Life
	Year	Years	of Fund

Small Cap Growth Fund
Institutional Class
Return Before Taxes	5.65%	6.75%	7.48%
Return After Taxes on Distributions	4.42%	6.50%	7.05%
Return After Taxes on Distributions and Sale of Fund Shares	5.30%	6.03%	6.48%
Retirement Class[1]
Return Before Taxes	5.44%	6.55%	7.28%
Investor Class[1]
Return Before Taxes	5.23%	6.43%	7.16%

Comparative Index
Russell 2000® Growth	4.15%	2.28%	-0.54%
(reflects no deduction for fees, expenses or taxes)

[1]	Based upon performance of the institutional class shares prior to November 1, 2002 and adjusted to reflect higher fees and expenses.

Risk/Return Summary — Domestic Equity
HARBOR SMALL CAP GROWTH FUND

INSTITUTIONAL CLASS

Fund#: 010

Cusip: 411511868
Ticker: HASGX
Inception Date: 11-01-2000

RETIREMENT CLASS

Fund#: 210
Cusip: 411511769
Ticker: HRSGX
Inception Date: 11-01-2002

INVESTOR CLASS

Fund#: 410
Cusip: 411511777
Ticker: HISGX
Inception Date: 11-01-2002

PRINCIPAL RISKS

Stocks fluctuate in price and the value of your investment in the fund may go down. This means that you could lose money on your investment in the fund or the fund may not perform as well as other possible investments. These fluctuations are a result of:

Market risk: The individual stocks in which the fund has invested or overall stock markets in which they trade go down. Additionally, an adverse event, such as an unfavorable earnings report, may depress the value of a particular company’s stock.

Growth style risk: Over time, a growth oriented investing style may go in and out of favor, causing the fund to sometimes underperform other equity funds that use different investing styles.

Selection risk: The subadviser’s judgment about the attractiveness, value and potential appreciation of particular companies’ stocks proves to be incorrect.

Small cap risk: The fund’s performance may be more volatile because it invests primarily in small cap stocks. Smaller companies may have limited product lines, markets and financial resources. They are usually less stable in price and less liquid than those of larger, more established companies.

Limited issuers risk: Because the fund typically invests in approximately 60 to 70 companies, an adverse event affecting a particular company may hurt the fund’s performance more than if it had invested in a larger number of companies.

FEES AND EXPENSES

This table describes the fees and expenses that you may pay if you buy and hold shares of the fund.

	Institutional	Retirement	Investor
	Class	Class	Class

Shareholder fees	None	None	None
(fees paid directly from your investment)

Annual fund operating expenses
(expenses that are deducted from fund assets)
Management fees	0.75%	0.75%	0.75%
Distribution and service (12b-1) fees	None	0.25%	0.25%
Other expenses	0.09%	0.09%	0.27%

Total annual fund operating expenses[1]	0.84%	1.09%	1.27%

EXAMPLE
This example is intended to help you compare the cost of investing in the fund with the cost of investing in other mutual funds.

This example is based on the gross expenses and assumes that:

-	You invest $10,000 in the fund for the time periods indicated;
-	You redeem at the end of each period;
-	Your investment has a 5% return each year; and
-	The fund’s operating expenses remain the same.

Although your actual costs may be higher or lower, under these assumptions your costs would be:

	One	Three	Five	Ten
	Year	Years	Years	Years

Institutional Class	$86	$268	$466	$1,037

Retirement Class	$111	$347	$601	$1,329

Investor Class	$129	$403	$697	$1,534

Risk/Return Summary — Domestic Equity
HARBOR SMALL COMPANY GROWTH FUND

INVESTMENT GOAL

Long-term growth of capital.

PRINCIPAL STYLE CHARACTERISTICS

Small cap growth stocks demonstrating consistent or accelerating earnings growth.

SUBADVISER

NorthPointe Capital LLC
101 West Big Beaver Road
Suite 745
Troy, MI 48084
Carl Wilk, CFP
Portfolio Manager (since 2006)

NorthPointe has subadvised the fund since its inception in 2006.

PRINCIPAL STRATEGIES AND INVESTMENTS

The fund invests primarily in equity securities, principally common stocks, of companies with market capitalizations that fall within the range of the Russell 2000® Index. As of December 31, 2005, the range of the Index was $26.0 million to $4.4 billion, but it is expected to change frequently.

In general, the fund stays fully invested in stocks and does not try to time the market. The subadviser utilizes a combination of quantitative analysis and fundamental research to identify companies which the subadviser believes have a proven, consistent track record and a sustainable competitive advantage.

In selecting stocks for the fund’s portfolio, the subadviser looks for companies with strong fundamentals, including:

-	strong management team
-	solid balance sheet
-	attractive valuations

The subadviser then looks for catalysts which may accelerate future earnings growth, such as:

-	development of new products, technology or markets
-	formation of a new management team
-	rising earnings and/or margins

The subadviser seeks to control overall risk in the portfolio by maintaining a portfolio of typically between 60 to 80 companies and by employing a disciplined sell strategy. This strategy involves trimming or selling positions when a stock does not meet the subadviser’s expectations, it reaches or exceeds the subadviser’s valuation targets or the subadviser identifies more attractive investment alternatives.

The fund may invest without limit in equity securities of small cap companies purchased in initial public offerings (“IPOs”) although there can be no assurance that the fund will have meaningful access to IPOs.

Under normal circumstances, the fund intends to invest substantially all, but must invest at least 80%, of its net assets, plus borrowings for investment purposes, in a diversified portfolio of small cap equity securities. The fund’s 80% investment policy may not be changed unless the fund provides 60 days advance notice to its shareholders.

FUND PERFORMANCE

Because the fund is newly organized and does not yet have a performance history, the bar chart and total return tables are not provided. See page 34 for information relating to the subadviser.

Risk/Return Summary — Domestic Equity
HARBOR SMALL COMPANY GROWTH FUND

INSTITUTIONAL CLASS

Fund#: 026

Cusip: 411511496
Ticker: HGSCX
Inception Date: 02-01-2006

RETIREMENT CLASS

Fund#: 226
Cusip: 411511470
Ticker: HSGRX
Inception Date: 02-01-2006

INVESTOR CLASS

Fund#: 426
Cusip: 411511488
Ticker: HSGIX
Inception Date: 02-01-2006

PRINCIPAL RISKS

Stocks do fluctuate in price and the value of your investment in the fund may go down. This means that you could lose money on your investment in the fund or the fund may not perform as well as other possible investments. These fluctuations are a result of:

Stock market risk: The individual stocks in which the fund has invested or overall stock markets in which they trade go down.

Growth style risk: Over time, a growth investing style may go in and out of favor, causing the fund to sometimes underperform other equity funds that use different investing styles.

Selection risk: The subadviser’s judgment about the attractiveness, value and potential appreciation of particular companies’ stocks proves to be incorrect.

Small cap risk: The fund’s performance may be more volatile because it invests primarily in small cap stocks. Smaller companies may have limited product lines, markets and financial resources. They are usually less stable in price and less liquid than those of larger, more established companies.

Initial public offering risk: The fund may have limited access to IPOs and may not be able to buy any or as many shares as it would like at the IPO price. The price of shares purchased in an IPO can be significantly more volatile than the price of shares of stocks with an established trading history. The price of shares purchased in an IPO can experience significant and sudden price drops.

Portfolio turnover risk: The fund may engage in active and frequent trading to achieve its principal investment strategies. This may lead to the realization and distribution to shareholders of higher capital gains, which would increase the shareholder’s tax liability. Frequent trading also increases the transaction costs, which could detract from the fund’s performance.

FEES AND EXPENSES

This table describes the fees and expenses that you may pay if you buy and hold shares of the fund.

	Institutional	Retirement	Investor
	Class	Class	Class

Shareholder fees	None	None	None
(fees paid directly from your investment)

Annual fund operating expenses
(expenses that are deducted from fund assets)
Management fees	0.75%	0.75%	0.75%
Distribution and service (12b-1) fees	None	0.25%	0.25%
Other expenses[1]	1.23%	1.23%	1.41%

Total annual fund operating expenses	1.98%	2.23%	2.41%
Contractual expense limitation (until 02-28-2007)	1.03%	1.03%	1.03%
Net annual fund operating expenses	0.95%	1.20%	1.38%

[1]	Other expenses are based on estimated amounts for the current fiscal year.
EXAMPLE

This example is intended to help you compare the cost of investing in the fund with the cost of investing in other mutual funds.

This example is based on the gross expenses taking into account the expense limitation (through the first year only) and assumes that:

-	You invest $10,000 in the fund for the time periods indicated;
-	You redeem at the end of each period;
-	Your investment has a 5% return each year; and
-	The fund’s operating expenses remain the same.

Although your actual costs may be higher or lower, under these assumptions your costs would be:

	One	Three	Five	Ten
	Year	Years	Years	Years

Institutional Class	$97	$621	$1,068	$2,306

Retirement Class	$122	$697	$1,195	$2,565

Investor Class	$140	$751	$1,285	$2,746

Risk/Return Summary — Domestic Equity
HARBOR LARGE CAP VALUE FUND

INVESTMENT GOAL
Long-term total return.

PRINCIPAL STYLE CHARACTERISTICS

Large cap value stocks.

SUBADVISER

Armstrong Shaw Associates Inc.
45 Grove Street
New Canaan, CT 06840
Jeffrey Shaw
Portfolio Manager (since 2001)

Armstrong Shaw has subadvised the fund since September 20, 2001.

PRINCIPAL STRATEGIES AND INVESTMENTS

The fund invests primarily in equity securities, principally common and preferred stocks, of large cap U.S. companies. We define large cap companies as those with market capitalizations above $2.5 billion.

In general, the fund stays fully invested in stocks and does not try to time the market. The subadviser uses a bottom-up approach, employing fundamental and qualitative criteria to identify individual companies for potential investment in the fund’s portfolio. The subadviser’s research also includes continuing contacts with company management.

In selecting stocks for the fund’s portfolio, the subadviser looks for companies with the following characteristics:

-	Higher earnings per share growth
-	High return on equity
-	Relative price earnings multiple less than the S&P 500 index
-	Selling at a substantial discount to its intrinsic value

In addition, the subadviser prefers companies with the following qualitative characteristics:

-	Dominant brand names
-	Low cost provider or niche player
-	Strong management with a successful track record

Under normal circumstances, the fund intends to invest substantially all, but must invest at least 80% of its net assets, plus borrowings for investment purposes, in a diversified portfolio of large cap equity securities. The fund’s 80% investment policy may not be changed unless the fund provides 60 days advance notice to its shareholders. The fund expects to invest in approximately 25 to 40 companies. The subadviser intends to limit the fund’s investments in any one sector as a percentage of the Fund’s assets to the greater of 15% or two times the Russell 1000® Value index’s sector weightings.

FUND PERFORMANCE

(for the periods ended December 31)

The bar chart and table indicate the risks of investing in the fund. The bar chart shows changes in the performance of the fund’s institutional class shares from year-to-year for the past ten years.

FUND’S BEST AND WORST CALENDAR QUARTERS
(for the past 10 years)

	Total Return	Quarter/Year

Best	15.81%	2nd/2003

Worst	-19.06%	3rd/2002

AVERAGE ANNUAL TOTAL RETURNS
(for the periods ended December 31, 2005)

The table shows how the fund’s average annual returns for different calendar periods compare to those of a widely recognized, unmanaged index of U.S. common stock prices. After-tax returns shown in the table are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on an investor’s tax situation, and may differ from those shown. The after-tax returns shown are not relevant to investors who hold their fund shares through tax-deferred arrangements such as 401(k) plans or individual retirement accounts. The fund’s past performance before and after taxes is not necessarily an indication of how the fund will perform in the future.

	One	Five	Ten
	Year	Years	Years

Large Cap Value Fund
Institutional Class
Return Before Taxes	5.39%	5.01%	9.50%
Return After Taxes on Distributions	5.24%	4.73%	6.85%
Return After Taxes on Distributions and Sale of Fund Shares	3.70%	4.17%	6.60%
Retirement Class[1]
Return Before Taxes	5.12%	4.83%	9.27%
Investor Class[1]
Return Before Taxes	4.99%	4.58%	9.04%

Comparative Index
Russell 1000® Value	7.05%	5.28%	10.94%
(reflects no deduction for fees, expenses or taxes)

[1]	Based upon performance of the institutional class shares prior to November 1, 2002 and adjusted to reflect higher fees and expenses.

Risk/Return Summary — Domestic Equity
HARBOR LARGE CAP VALUE FUND

INSTITUTIONAL CLASS

Fund#: 013

Cusip: 411511603
Ticker: HAVLX
Inception Date: 12-29-1987

RETIREMENT CLASS

Fund#: 213
Cusip: 411511751
Ticker: HRLVX
Inception Date: 11-01-2002

INVESTOR CLASS

Fund#: 413
Cusip: 411511744
Ticker: HILVX
Inception Date: 11-01-2002

PRINCIPAL RISKS

Stocks fluctuate in price and the value of your investment in the fund may go down. This means that you could lose money on your investment in the fund or the fund may not perform as well as other possible investments. These fluctuations are a result of:

Market risk: The individual stocks in which the fund has invested or overall stock markets in which they trade go down. Additionally, an adverse event, such as an unfavorable earnings report, may depress the value of a particular company’s stock.

Value style risk: Over time, a value oriented investing style may go in and out of favor, causing the fund to sometimes underperform other equity funds that use different investing styles.

Selection risk: The subadviser’s judgment about the attractiveness, value and potential appreciation of particular companies’ stocks proves to be incorrect.

Limited issuers risk: Because the fund typically invests in approximately 25 to 40 companies, an adverse event affecting a particular company may hurt the fund’s performance more than if it had invested in a larger number of companies.

FEES AND EXPENSES

This table describes the fees and expenses that you may pay if you buy and hold shares of the fund.

	Institutional	Retirement	Investor
	Class	Class	Class

Shareholder fees	None	None	None
(fees paid directly from your investment)

Annual fund operating expenses
(expenses that are deducted from fund assets)
Management fees	0.60%	0.60%	0.60%
Distribution and service (12b-1) fees	None	0.25%	0.25%
Other expenses	0.10%	0.10%	0.25%

Total annual fund operating expenses[1]	0.70%	0.95%	1.10%

EXAMPLE

This example is intended to help you compare the cost of investing in the fund with the cost of investing in other mutual funds.

The example assumes that:

-	You invest $10,000 in the fund for the time periods indicated;
-	You redeem at the end of each period;
-	Your investment has a 5% return each year; and
-	The fund’s operating expenses remain the same.

Although your actual costs may be higher or lower, under these assumptions your costs would be:

	One	Three	Five	Ten
	Year	Years	Years	Years

Institutional Class	$72	$224	$390	$871

Retirement Class	$97	$303	$525	$1,166

Investor Class	$112	$350	$606	$1,340

Risk/Return Summary — Domestic Equity
HARBOR MID CAP VALUE FUND

INVESTMENT GOAL
Long-term total return.

PRINCIPAL STYLE CHARACTERISTICS

Mid cap value stocks of companies with inexpensive fundamentals and recent momentum, relative to their peers.

SUBADVISER

LSV Asset Management
1 North Wacker Drive
Chicago, IL 60606

Josef Lakonishok, Ph.D.
Portfolio Manager (since 2004)
Robert Vishny, Ph.D.
Portfolio Manager (since 2004)
Menno Vermeulen, CFA
Portfolio Manager (since 2004)
LOGO
Puneet Mansharamani
Portfolio Manager (since 2006)

LSV has subadvised the fund since September 30, 2004.

PRINCIPAL STRATEGIES AND INVESTMENTS

The fund invests primarily in equity securities, principally common stocks, of mid cap companies which, in the subadviser’s opinion, are out-of-favor (undervalued) in the market place at the time of purchase and have potential for appreciation. We define mid cap companies as those with market capitalizations that fall within the range of the Russell Midcap® Index provided that if the upper range of that Index falls below $15 billion we will continue to define those companies with market capitalizations between the upper range of the Index and $15 billion as mid cap companies. As of December 31, 2005, the range of the Index was $563 million to $18.4 billion, but it is expected to change frequently.

In general, the fund stays fully invested in stocks and does not try to time the market. The subadviser’s active investment strategy uses a quantitative investment model to evaluate and recommend investment decisions for the fund in a bottom-up, contrarian value approach. The primary components of the quantitative models are:

-	indicators of fundamental undervaluation, such as low price-to-cash flow ratio or low price-to-earnings ratio,
-	indicators of past negative market sentiment, such as poor past stock price performance,
-	indicators of recent momentum, such as high recent stock price performance, and
-	control of incremental risk relative to the benchmark index.

All such indicators are measured relative to the overall universe of mid cap companies.

The fund intends to invest substantially all, but must invest at least 80% of its net assets, plus borrowings for investment purposes, in a diversified portfolio of equity securities of mid cap companies. The fund’s 80% investment policy may not be changed unless the fund provides 60 days advance notice to its shareholders.

FUND PERFORMANCE

(for the periods ended December 31)

The bar chart and table indicate the risks of investing in the fund. The bar chart shows changes in the performance of the fund’s institutional class shares from year-to-year since its founding.

FUND’S BEST AND WORST CALENDAR QUARTERS
(since inception)

	Total Return	Quarter/Year

Best	15.30%	2nd/2003
Worst	-20.28%	3rd/2002

AVERAGE ANNUAL TOTAL RETURNS
(for the periods ended December 31, 2005)

The table shows how the fund’s average annual returns for different calendar periods compare to those of a widely recognized, unmanaged index of U.S. common stock prices. After-tax returns shown in the table are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on an investor’s tax situation and may differ from those shown. The after-tax returns shown are not relevant to investors who hold their fund shares through tax-deferred arrangements such as 401(k) plans or individual retirement accounts. The fund’s past performance before and after taxes is not necessarily an indication of how the fund will perform in the future.

	One	Five	Life
	Year	Years	of Fund

Mid Cap Value Fund
Institutional Class
Return Before Taxes	10.15%	N/A	8.07%
Return After Taxes on Distributions	9.76%	N/A	7.62%
Return After Taxes on Distributions and Sale of Fund Shares	7.54%	N/A	6.99%
Retirement Class[1]
Return Before Taxes	10.07%	N/A	8.01%
Investor Class[1]
Return Before Taxes	9.89%	N/A	7.92%

Comparative Index
Russell Midcap® Value	12.65%	12.21%	14.73%
(reflects no deduction for fees, expenses or taxes)

[1]	Based upon performance of the institutional class shares prior to November 1, 2002 and adjusted to reflect higher fees and expenses.

Risk/Return Summary — Domestic Equity
HARBOR MID CAP VALUE FUND

INSTITUTIONAL CLASS

Fund#: 023

Cusip: 411511835
Ticker: HAMVX
Inception Date: 03-01-2002

RETIREMENT CLASS

Fund#: 223
Cusip: 411511728
Ticker: HRMVX
Inception Date: 11-01-2002

INVESTOR CLASS

Fund#: 423
Cusip: 411511736
Ticker: HIMVX
Inception Date: 11-01-2002

PRINCIPAL RISKS

Stocks fluctuate in price and the value of your investment in the fund may go down. This means that you could lose money on your investment in the fund or the fund may not perform as well as other possible investments. These fluctuations are a result of:

Market risk: The individual stocks in which the fund has invested or overall stock markets in which they trade go down. Additionally, an adverse event, such as an unfavorable earnings report, may depress the value of a particular company’s stock.

Value style risk: Over time, a value oriented investing style may go in and out of favor, causing the fund to sometimes underperform other equity funds that use different investing styles.

Selection risk: The subadviser’s judgment about the attractiveness, value and potential appreciation of particular companies’ stocks proves to be incorrect.

Mid cap risk: The fund’s performance may be more volatile because it invests primarily in mid cap stocks. Mid cap companies may have limited product lines, markets and financial resources. They are usually less stable in price and less liquid than those of larger, more established companies.

FEES AND EXPENSES

This table describes the fees and expenses that you may pay if you buy and hold shares of the fund.

	Institutional	Retirement	Investor
	Class	Class	Class

Shareholder fees	None	None	None
(fees paid directly from your investment)

Annual fund operating expenses
(expenses that are deducted from fund assets)

Management fees	0.75%	0.75%	0.75%
Distribution and service (12b-1) fees	None	0.25%	0.25%
Other expenses	1.13%	1.11%	1.31%

Total annual fund operating expenses[1]	1.88%	2.11%	2.31%

[1]	The adviser has voluntarily agreed to limit the fund’s operating expenses for the fiscal year ending October 31, 2006. The fund’s actual expenses are expected to be 0.95% for the Institutional Class, 1.20% for the Retirement Class, and 1.38% for the Investor Class. This agreement is temporary and may be terminated at any time, although the adviser has no present intention to do so.
EXAMPLE

This example is intended to help you compare the cost of investing in the fund with the cost of investing in other mutual funds.

This example is based on the gross expenses and assumes that:

-	You invest $10,000 in the fund for the time periods indicated;
-	You redeem at the end of each period;
-	Your investment has a 5% return each year; and
-	The fund’s operating expenses remain the same.

Although your actual costs may be higher or lower, under these assumptions your costs would be:

	One	Three	Five	Ten
	Year	Years	Years	Years

Institutional Class	$191	$591	$1,016	$2,201

Retirement Class	$214	$661	$1,134	$2,441

Investor Class	$234	$721	$1,235	$2,646

Risk/Return Summary — Domestic Equity
HARBOR SMALL CAP VALUE FUND

INVESTMENT GOAL
Long-term total return.

PRINCIPAL STYLE CHARACTERISTICS

Small cap value stocks.

SUBADVISER

EARNEST Partners LLC
75 Fourteenth Street
Suite 2300
Atlanta, GA 30309
Paul Viera
Portfolio Manager (since 2001)

EARNEST Partners has subadvised the fund since its inception in 2001.

Harbor Small Cap Value Fund is closed to new investors.

PRINCIPAL STRATEGIES AND INVESTMENTS

The fund invests primarily in equity securities, principally common and preferred stocks, of small cap companies. We define small cap companies as those with market capitalizations that fall within the range of the Russell 2000® Index provided that if the upper range of that Index falls below $2.5 billion we will continue to define those companies with market capitalizations between the upper range of the Index and $2.5 billion as small cap companies. As of December 31, 2005, the range of the Index was $26 million to $4.4 billion, but it is expected to change frequently.

In general, the fund stays fully invested in stocks and does not try to time the market. The subadviser employs a value based investment style by seeking to identify companies with stocks trading at prices below what the subadviser believes are their intrinsic values. The subadviser uses a bottom-up approach, employing fundamental and qualitative criteria to identify individual companies for potential investment in the fund’s portfolio. The subadviser utilizes relationships with key analysts and industry experts to obtain unbiased and unique research perspectives. The subadviser uses a statistical approach, designed to measure and control the prospect of substantially underperforming the benchmark, to seek to limit company specific risk in the fund’s portfolio.

Under normal circumstances, the fund intends to invest substantially all, but must invest at least 80% of its net assets, plus borrowings for investment purposes, in a diversified portfolio of equity securities of small cap companies. The fund’s 80% investment policy may not be changed unless the fund provides 60 days advance notice to its shareholders. The fund generally expects to invest in approximately 55 to 70 companies. The fund’s sector weightings are a result of, and secondary to, individual stock selections.

FUND PERFORMANCE

(for the periods ended December 31)

The bar chart and table indicate the risks of investing in the fund. The bar chart shows changes in the performance of the fund’s institutional class shares from year-to-year since its founding.

FUND’S BEST AND WORST CALENDAR QUARTERS

(since inception)

	Total Return	Quarter/Year

Best	19.75%	2nd/2003

Worst	-12.06%	3rd/2002

AVERAGE ANNUAL TOTAL RETURNS
(for the periods ended December 31, 2005)

The table shows how the fund’s average annual returns for different calendar periods compare to those of a widely recognized, unmanaged index of U.S. common stock prices. After-tax returns shown in the table are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on an investor’s tax situation and may differ from those shown. The after-tax returns shown are not relevant to investors who hold their fund shares through tax-deferred arrangements such as 401(k) plans or individual retirement accounts. The fund’s past performance before and after taxes is not necessarily an indication of how the fund will perform in the future.

	One	Five	Life
	Year	Years	of Fund

Small Cap Value Fund
Institutional Class
Return Before Taxes	10.33%	N/A	19.07%
Return After Taxes on Distributions	10.06%	N/A	18.97%
Return After Taxes on Distributions and Sale of Fund Shares	7.07%	N/A	16.76%
Retirement Class[1]
Return Before Taxes	10.06%	N/A	18.94%
Investor Class[1]
Return Before Taxes	9.89%	N/A	18.73%

Comparative Index
Russell 2000® Value	4.71%	13.55%	14.80%
(reflects no deduction for fees, expenses or taxes)

[1]	Based upon performance of the institutional class shares prior to November 1, 2002 and adjusted to reflect higher fees and expenses.

Risk/Return Summary — Domestic Equity
HARBOR SMALL CAP VALUE FUND

INSTITUTIONAL CLASS

Fund#: 022

Cusip: 411511843
Ticker: HASCX
Inception Date: 12-14-2001

RETIREMENT CLASS

Fund#: 222
Cusip: 411511710
Ticker: HSVRX
Inception Date: 11-01-2002

INVESTOR CLASS

Fund#: 422
Cusip: 411511694
Ticker: HISVX
Inception Date: 11-01-2002

PRINCIPAL RISKS

Stocks fluctuate in price and the value of your investment in the fund may go down. This means that you could lose money on your investment in the fund or the fund may not perform as well as other possible investments. These fluctuations are a result of:

Market risk: The individual stocks in which the fund has invested or overall stock markets in which they trade go down. Additionally, an adverse event, such as an unfavorable earnings report, may depress the value of a particular company’s stock.

Value style risk: Over time, a value oriented investing style may go in and out of favor, causing the fund to sometimes underperform other equity funds that use different investing styles.

Selection risk: The subadviser’s judgment about the attractiveness, value and potential appreciation of particular companies’ stocks proves to be incorrect.

Small cap risk: The fund’s performance may be more volatile because it invests primarily in small cap stocks. Smaller companies may have limited product lines, markets and financial resources. They are usually less stable in price and less liquid than those of larger, more established companies.

Limited issuers risk: Because the fund typically invests in approximately 55 to 70 companies, an adverse event affecting a particular company may hurt the fund’s performance more than if it had invested in a larger number of companies.

FEES AND EXPENSES

This table describes the fees and expenses that you may pay if you buy and hold shares of the fund.

	Institutional	Retirement	Investor
	Class	Class	Class

Shareholder fees	None	None	None
(fees paid directly from your investment)

Annual fund operating expenses
(expenses that are deducted from fund assets)
Management fees	0.75%	0.75%	0.75%
Distribution and service (12b-1) fees	None	0.25%	0.25%
Other expenses	0.08%	0.08%	0.26%

Total annual fund operating expenses[1]	0.83%	1.08%	1.26%

EXAMPLE

This example is intended to help you compare the cost of investing in the fund with the cost of investing in other mutual funds.

This example is based on the gross expenses and assumes that:

-	You invest $10,000 in the fund for the time periods indicated;
-	You redeem at the end of each period;
-	Your investment has a 5% return each year; and
-	The fund’s operating expenses remain the same.

Although your actual costs may be higher or lower, under these assumptions your costs would be:

	One	Three	Five	Ten
	Year	Years	Years	Years

Institutional Class	$85	$265	$460	$1,025

Retirement Class	$110	$343	$595	$1,317

Investor Class	$128	$400	$692	$1,523

Risk/Return Summary —
International Equity
HARBOR INTERNATIONAL FUND

INVESTMENT GOAL
Long-term total return, principally from growth of capital.

PRINCIPAL STYLE CHARACTERISTICS

International large cap value oriented stocks.

SUBADVISER

Northern Cross
Investments Limited
Clarendon House
2 Church Street
Hamilton, Bermuda HMDX
Hakan Castegren
Portfolio Manager (since 1987)

Northern Cross has subadvised the fund since its inception in 1987.

PRINCIPAL STRATEGIES AND INVESTMENTS

The fund invests primarily (no less than 65% of its total assets) in common and preferred stocks of foreign companies, including those located in emerging market countries. Companies in the fund’s portfolio generally have market capitalizations in excess of $1 billion.

In general, the fund stays fully invested in stocks and does not try to time the market. The subadviser uses an analysis of economic and market data, as well as its knowledge of each country’s culture, to determine country and industry allocations. Before selecting a country for investment, the subadviser analyzes the stability of a country’s currency and its political, social and economic culture.

Subject to these allocations, the subadviser uses a value oriented, bottom-up approach, researching and evaluating individual companies, to select stocks for the fund’s portfolio. This research includes visiting companies around the world and meeting with company management. The subadviser has contact with a worldwide network of senior brokers and analysts.

In selecting stocks for the fund’s portfolio, the subadviser also looks for companies with the following characteristics:

-	Businesses that the subadviser believes offer value
-	Low price/earnings multiples relative to other stocks in each country/industry
-	Above average, long-term earnings expectation not reflected in the price

The subadviser chooses approximately 70-90 stocks for the portfolio from a select universe of stocks.

Under normal circumstances, the fund will invest in a number of countries throughout the world.

The fund focuses on companies located in Europe, the Pacific Basin and emerging industrialized countries whose economies and political regimes appear more stable and are believed to provide some protection to foreign shareholders.

FUND PERFORMANCE

(for the periods ended December 31)

The bar chart and table indicate the risks of investing in the fund. The bar chart shows changes in the performance of the fund’s institutional class shares from year-to-year for the past ten years.

FUND’S BEST AND WORST CALENDAR QUARTERS

(for the past 10 years)

	Total Return	Quarter/Year

Best	20.74%	2nd/2003

Worst	-21.25%	3rd/2002

AVERAGE ANNUAL TOTAL RETURNS
(for the periods ended December 31, 2005)

The table shows how the fund’s average annual returns for different calendar periods compare to those of a widely recognized, unmanaged index of international common stock prices. The fund’s past performance does not necessarily indicate how the fund will perform in the future. After-tax returns shown in the table are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on an investor’s tax situation and may differ from those shown. The after-tax returns shown are not relevant to investors who hold their fund shares through tax-deferred arrangements such as 401(k) plans or individual retirement accounts. The fund’s past performance before and after taxes is not necessarily an indication of how the fund will perform in the future.

	One	Five	Ten
	Year	Years	Years

International Fund
Institutional Class
Return Before Taxes	20.84%	10.54%	11.52%
Return After Taxes on Distributions	20.02%	9.90%	10.33%
Return After Taxes on Distributions and Sale of Fund Shares	14.58%	8.96%	9.69%
Retirement Class[1]
Return Before Taxes	20.55%	10.28%	11.25%
Investor Class[1]
Return Before Taxes	20.31%	10.08%	11.05%

Comparative Index
MSCI EAFE®[2]	13.54%	4.55%	5.84%
(reflects no deduction for fees, expenses or taxes)

[1]	Based upon performance of the institutional class shares prior to November 1, 2002 and adjusted to reflect higher fees and expenses.

[2]	Morgan Stanley Capital International Europe, Australasia, Far East

Risk/Return Summary — International Equity
HARBOR INTERNATIONAL FUND

INSTITUTIONAL CLASS

Fund#: 011

Cusip: 411511306
Ticker: HAINX
Inception Date: 12-29-1987

RETIREMENT CLASS

Fund#: 211
Cusip: 411511652
Ticker: HRINX
Inception Date: 11-01-2002

INVESTOR CLASS

Fund#: 411
Cusip: 411511645
Ticker: HIINX
Inception Date: 11-01-2002

PRINCIPAL RISKS

Stocks fluctuate in price and the value of your investment in the fund may go down. This means that you could lose money on your investment in the fund or the fund may not perform as well as other possible investments. These fluctuations are a result of:

Market risk: The individual stocks in which the fund has invested or overall stock markets in which they trade go down. Additionally, an adverse event, such as an unfavorable earnings report, may depress the value of a particular company’s stock.

Value style risk: Over time, a value oriented investing style may go in and out of favor, causing the fund to sometimes underperform other equity funds that use different investing styles.

Selection risk: The subadviser’s judgment about the attractiveness, value and potential appreciation of particular companies’ stocks proves to be incorrect.

Foreign securities risk: The fund invests primarily in securities of foreign companies. Because of this, there is a greater risk that the fund’s share price will fluctuate more than if the fund invested in domestic issuers. Foreign securities are sometimes less liquid and harder to value than securities of U.S. issuers. In addition, foreign brokerage and custodian fees may be higher than those in the U.S. Prices of foreign securities may go down and the fund may lose money as a result of the following:

-	Unfavorable foreign government actions, such as excessive taxation or currency controls; political, economic or market instability; or the absence of accurate information about foreign companies due in part to different financial accounting and regulatory standards.
-	A decline in the value of foreign currencies relative to the U.S. dollar will reduce the unhedged value of securities denominated in those currencies.

Emerging market risk: The foreign securities risks are more significant for issuers in emerging market countries such as Eastern Europe, Latin America and the Pacific Basin. Additional risks include immature economic structure and less developed and more thinly-traded securities markets.

FEES AND EXPENSES

This table describes the fees and expenses that you may pay if you buy and hold shares of the fund.

	Institutional	Retirement	Investor
	Class	Class	Class

Shareholder fees	None	None	None
(fees paid directly from your investment)
Redemption fee[1]	2.00%	2.00%	2.00%

Annual fund operating expenses
(expenses that are deducted from fund assets)
Management fees	0.75%	0.75%	0.75%
Distribution and service (12b-1) fees	None	0.25%	0.25%
Other expenses	0.12%	0.12%	0.30%

Total annual fund operating expenses[2]	0.87%	1.12%	1.30%

[1]	The 2% fee applies to shares redeemed (by selling, by exchanging to another fund, or by application of the accounts with small balances exchange policy) less than 60 days after purchase. The fee is withheld from redemption proceeds and retained by the fund. Shares held for 60 days or more are not subject to the 2% fee.

EXAMPLE

This example is intended to help you compare the cost of investing in the fund with the cost of investing in other mutual funds.

The example is based on the gross expenses and assumes that:

-	You invest $10,000 in the fund for the time periods indicated;
-	You redeem at the end of each period;
-	Your investment has a 5% return each year; and
-	The fund’s operating expenses remain the same.

Although your actual costs may be higher or lower, under these assumptions your costs would be:

	One	Three	Five	Ten
	Year	Years	Years	Years

Institutional Class	$89	$278	$482	$1,073

Retirement Class	$114	$356	$617	$1,363

Investor Class	$132	$412	$713	$1,568

Risk/Return Summary — International Equity
HARBOR INTERNATIONAL GROWTH FUND

INVESTMENT GOAL
Long-term growth of capital.

PRINCIPAL STYLE CHARACTERISTICS

Foreign companies selected for long-term growth potential.

SUBADVISER

Marsico Capital
Management, LLC
1200 17th Street
Suite 1600
Denver, CO 80202
James Gendelman
Portfolio Manager (since 2004)

Marsico has subadvised the fund since March 1, 2004.

PRINCIPAL STRATEGIES AND INVESTMENTS

The fund invests primarily (no less than 65% of its total assets) in common stocks of foreign companies that are selected for their long-term growth potential. The fund may invest in companies of any size throughout the world. The fund normally invests in a number of countries throughout the world and maintains a core position of between 35 and 50 common stocks. From time to time, the fund may invest in common stocks of companies operating in emerging markets. Emerging market exposure is limited to 35% of the fund’s total assets, determined at the time of purchase.

In selecting investments for the fund, the subadviser uses an approach that combines top-down economic analysis with bottom-up stock selection.

The top-down approach takes into consideration such macro-economic factors as interest rates, inflation, the regulatory environment and the global competitive landscape. In addition, the subadviser may also examine other factors that may include, without limitation, the most attractive global investment opportunities, industry consolidation and the sustainability of economic trends. As a result of the top-down analysis, the subadviser seeks to identify sectors, industries and companies that may benefit from the overall trends the subadviser has observed.

The subadviser then looks for individual companies with earnings growth potential that may not be recognized by the market at large. In determining whether a particular company may be a suitable investment, the subadviser may focus on any number of different attributes that may include, without limitation, the company’s specific market expertise or dominance; its franchise durability and pricing power; solid fundamentals (e.g., a strong balance sheet, improving returns on equity, the ability to generate free cash flow, apparent use of conservative accounting standards, and transparent financial disclosure); strong and ethical management; apparent commitment to shareholder interests; and reasonable valuations in the context of projected growth rates. This is called bottom-up stock selection.

FUND PERFORMANCE

(for the periods ended December 31)

The bar chart and table indicate the risks of investing in the fund. The bar chart shows changes in the performance of the fund’s institutional class shares from year-to-year for the past ten years.

FUND’S BEST AND WORST CALENDAR QUARTERS

(for the past 10 years)

	Total Return	Quarter/Year

Best	25.74%	4th/1999

Worst	-25.54%	1st/2001

AVERAGE ANNUAL TOTAL RETURNS
(for the periods ended December 31, 2005)

The table shows how the fund’s average annual returns for different calendar periods compare to those of a widely recognized, unmanaged index of international common stock prices. The fund’s past performance does not necessarily indicate how the fund will perform in the future. After-tax returns shown in the table are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on an investor’s tax situation and may differ from those shown. The after-tax returns shown are not relevant to investors who hold their fund shares through tax-deferred arrangements such as 401(k) plans or individual retirement accounts. The fund’s past performance before and after taxes is not necessarily an indication of how the fund will perform in the future.

	One	Five	Ten
	Year	Years	Years

International Growth Fund
Institutional Class
Return Before Taxes	19.99%	-4.76%	1.71%
Return After Taxes on Distributions	19.98%	-4.72%	1.01%
Return After Taxes on Distributions and Sale of Fund Shares	13.11%	-3.90%	1.32%
Retirement Class[1]
Return Before Taxes	19.50%	-4.92%	1.50%
Investor Class[1]
Return Before Taxes	19.47%	-5.05%	1.34%

Comparative Index
MSCI EAFE®[2] Growth	13.28%	1.92%	3.33%
(reflects no deduction for fees, expenses or taxes)

[1]	Based upon performance of the institutional class shares prior to November 1, 2002 and adjusted to reflect higher fees and expenses.

[2]	Morgan Stanley Capital International Europe, Australasia, Far East

Risk/Return Summary — International Equity
HARBOR INTERNATIONAL GROWTH FUND

INSTITUTIONAL CLASS
Fund#: 017
Cusip: 411511801
Ticker: HAIGX
Inception Date: 11-01-1993

RETIREMENT CLASS

Fund#: 217
Cusip: 411511637
Ticker: HRIGX
Inception Date: 11-01-2002

INVESTOR CLASS

Fund#: 417
Cusip: 411511629
Ticker: HIIGX
Inception Date: 11-01-2002

PRINCIPAL RISKS

Stocks fluctuate in price and the value of your investment in the fund may go down. This means that you could lose money on your investment in the fund or the fund may not perform as well as other possible investments. These fluctuations are a result of:

Market risk: The individual stocks in which the fund has invested or overall stock markets in which they trade go down. Additionally, an adverse event, such as an unfavorable earnings report, may depress the value of a particular company’s stock.

Growth style risk: Over time, a growth oriented investing style may go in and out of favor, causing the fund to sometimes underperform other equity funds that use different investing styles.

Selection risk: The subadviser’s judgment about the attractiveness, value and potential appreciation of particular companies’ stocks proves to be incorrect.

Limited issuers risk: Because the fund typically invests in approximately 35 to 50 companies, an adverse event affecting a particular company may hurt the fund’s performance more than if it had invested in a larger number of companies.

Foreign securities risk: The fund invests primarily in securities of foreign companies. Because of this, there is a greater risk that the fund’s share price will fluctuate more than if the fund invested in domestic issuers. Foreign securities are sometimes less liquid and harder to value than securities of U.S. issuers. In addition, foreign brokerage and custodian fees may be higher than those in the U.S. Prices of foreign securities may go down and the fund may lose money as a result of the following:

-	Unfavorable foreign government actions, such as excessive taxation or currency controls; political, economic or market instability; or the absence of accurate information about foreign companies due in part to different financial accounting and regulatory standards.
-	A decline in the value of foreign currencies relative to the U.S. dollar will reduce the unhedged value of securities denominated in those currencies.

Emerging market risk: The foreign securities risks are more significant for issuers in emerging market countries such as Eastern Europe, Latin America and the Pacific Basin. Additional risks include immature economic structure and less developed and more thinly-traded securities markets.

Portfolio turnover risk: The fund may engage in active and frequent trading to achieve its principal investment strategies. This may lead to the realization and distribution to shareholders of higher capital gains, which would increase the shareholder’s tax liability. Frequent trading also increases the transaction costs, which could detract from the fund’s performance.

FEES AND EXPENSES

This table describes the fees and expenses that you may pay if you buy and hold shares of the fund.

	Institutional	Retirement	Investor
	Class	Class	Class

Shareholder fees	None	None	None
(fees paid directly from your investment)
Redemption fee[1]	2.00%	2.00%	2.00%

Annual fund operating expenses
(expenses that are deducted from fund assets)

Management fees	0.75%	0.75%	0.75%
Distribution and service (12b-1) fees	None	0.25%	0.25%
Other expenses	0.25%	0.24%	0.41%

Total annual fund operating expenses[2]	1.00%	1.24%	1.41%

[1]	The 2% fee applies to shares redeemed (by selling, by exchanging to another fund, or by application of the accounts with small balances exchange policy) less than 60 days after purchase. The fee is withheld from redemption proceeds and retained by the fund. Shares held for 60 days or more are not subject to the 2% fee.
EXAMPLE
This example is intended to help you compare the cost of investing in the fund with the cost of investing in other mutual funds.

The example assumes that:

-	You invest $10,000 in the fund for the time periods indicated;
-	You redeem at the end of each period;
-	Your investment has a 5% return each year; and
-	The fund’s operating expenses remain the same.

Although your actual costs may be higher or lower, under these assumptions your costs would be:

	One	Three	Five	Ten
	Year	Years	Years	Years

Institutional Class	$102	$318	$552	$1,225

Retirement Class	$126	$393	$681	$1,500

Investor Class	$144	$446	$771	$1,691

Risk/Return Summary —
Fixed Income
HARBOR HIGH-YIELD BOND FUND

INVESTMENT GOAL
Total return.

PRINCIPAL STYLE CHARACTERISTICS

High-yield bonds.

SUBADVISER

Shenkman Capital
Management, Inc.
461 Fifth Avenue
22nd Floor
New York, NY 10017
Mark Shenkman
Portfolio Manager (since 2002)
Mark Flanagan, CFA, CPA
Lead Portfolio Manager (since 2002)
Frank Whitley
Portfolio Manager (since 2002)
Robert Stricker, CFA
Portfolio Manager (since 2003)
Steven Schweitzer
Portfolio Manager (since 2004)

Shenkman Capital has subadvised the fund since its inception in 2002.

PRINCIPAL STRATEGIES AND INVESTMENTS

The fund invests primarily in below investment grade bonds of corporate issuers. These bonds may pay interest on a semi-annual basis (i.e., cash pay bonds) or have a deferred interest feature (i.e., zero coupon bonds). The fund may also invest in private placements. Only U.S. dollar denominated securities are considered for investment in the fund.

The subadviser selects securities using its internally developed proprietary tools. The companies selected by the subadviser generally exhibit, or have the prospect for, positive credit momentum with the potential for credit rating upgrade. The subadviser seeks to maximize portfolio return and minimize default risk by maintaining strict adherence to the following elements of its philosophy:

-	Bottom-up, fundamental analysis
-	Broad diversification
-	Direct communication with management
-	Monitor all issuers on a systematic basis
-	Credit committee disciplined approach
-	Comprehensive reporting and risk control systems

The subadviser conducts an in-depth analysis using proprietary research tools in addition to communicating with management of the issuers to select securities for investment in the fund and to monitor the selected securities on a systematic basis. All securities in the portfolio are reviewed at least four times a year. As part of the selection and monitoring process, the subadviser actively seeks to avoid holding securities of issuers that it deems have a high risk of default.

The fund intends to invest substantially all, but must invest at least 80%, of its net assets, plus borrowings for investment purposes, in a diversified portfolio of below investment grade, high-risk, corporate bonds that are rated below Baa3 by Moody’s or below BBB- by S&P or Fitch, commonly referred to as “high-yield” or “junk bonds”. The fund’s 80% investment policy may not be changed unless the fund provides 60 days advance notice to its shareholders.

Duration/Maturity. Although duration may be one of the tools used in security selection, the fund does not focus on bonds with any particular duration or maturity. The weighted average maturity of the fund’s portfolio was 6.91 years as of December 31, 2005. However, the fund does not seek to maintain the maturity of the fund’s portfolio in any particular range.

Credit Quality. The fund invests primarily in below investment grade securities, but may invest up to 20% of its net assets in investment grade securities and U.S. Treasury and agency securities. As such, the fund’s average weighted portfolio quality varies from time to time depending on the subadviser’s investment strategy. However, it is not the intent of the subadviser to actively invest in defaulted securities.

FUND PERFORMANCE

(for the periods ended December 31)

The bar chart and table indicate the risks of investing in the fund. The bar chart shows changes in the performance of the fund’s institutional class shares from year-to-year since its founding.

FUND’S BEST AND WORST CALENDAR QUARTERS
(since inception)

	Total Return	Quarter/Year

Best	5.92%	2nd/2003

Worst	-1.02%	1st/2005

AVERAGE ANNUAL TOTAL RETURNS
(for the periods ended December 31, 2005)

The table shows how the fund’s average annual returns for different calendar periods compare to those of a widely recognized, unmanaged index of U.S. high-yield fixed income securities. After-tax returns shown in the table are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on an investor’s tax situation and may differ from those shown. The after-tax returns shown are not relevant to investors who hold their fund shares through tax-deferred arrangements such as 401(k) plans or individual retirement accounts. The fund’s past performance before and after taxes is not necessarily an indication of how the fund will perform in the future.

	One	Five	Life
	Year	Years	of Fund

High-Yield Bond Fund
Institutional Class
Return Before Taxes	2.82%	N/A	10.29%
Return After Taxes on Distributions	0.34%	N/A	7.66%
Return After Taxes on Distributions and Sale of Fund Shares	1.87%	N/A	7.32%
Retirement Class
Return Before Taxes	2.53%	N/A	10.04%
Investor Class
Return Before Taxes	2.31%	N/A	9.84%

Comparative Index
Merrill Lynch High-Yield Master II	2.74%	8.39%	13.58%
(reflects no deduction for fees, expenses or taxes)

Risk/Return Summary — Fixed Income
HARBOR HIGH-YIELD BOND FUND

INSTITUTIONAL CLASS
Fund#: 024
Cusip: 411511553
Ticker: HYFAX
Inception Date: 12-01-2002

RETIREMENT CLASS

Fund#: 224
Cusip: 411511546
Ticker: HYFRX
Inception Date: 12-01-2002

INVESTOR CLASS

Fund#: 424
Cusip: 411511538
Ticker: HYFIX
Inception Date: 12-01-2002

PRINCIPAL RISKS

Fixed income securities fluctuate in price in response to changes in interest rates and the value of your investment in the fund may go down. This means that you could lose money on your investment in the fund or the fund may not perform as well as other possible investments. These fluctuations are a result of:

Interest rate risk: As interest rates rise, the values of fixed income securities held by the fund decrease and reduce the value of the fund’s portfolio.

Credit risk: The issuer of a security owned by the fund defaults on its obligation to pay principal and/or interest or has its credit rating downgraded. Credit risk should be high for this fund because it invests primarily in below investment grade bonds.

Market risk: Adverse economic conditions increase the risk that below investment grade companies may not generate sufficient cash flow to service their debt obligations.

High-yield risk: There is a greater risk that the fund will lose money because it invests primarily in high-yield bonds. These securities are considered speculative because they have a higher risk of issuer default, are subject to greater price volatility and may be illiquid.

Prepayment risk: When interest rates are declining, the issuer of a security may exercise its option to call the bond (i.e., prepay principal) earlier than scheduled, forcing the fund to reinvest in lower yielding securities.

Extension risk: When interest rates are rising, the average life of securities backed by callable debt obligations is extended because of slower than expected principal payments. This will lock in a below-market interest rate, increase the security’s duration and reduce the value of the security.

Selection risk: The subadviser’s judgment about the attractiveness, value and potential appreciation of particular companies’ stocks proves to be incorrect.

Liquidity risk: A period of low economic growth or rising interest rates could reduce the fund’s ability to sell its bonds. The lack of a liquid market for these securities could decrease the fund’s share price.

FEES AND EXPENSES
This table describes the fees and expenses that you may pay if you buy and hold shares of the fund.

	Institutional	Retirement	Investor
	Class	Class*	Class

Shareholder fees
(fees paid directly from your investment)

Redemption fee[1]	1.00%	1.00%	1.00%
Annual fund operating expenses
(expenses that are deducted from fund assets)

Management fees	0.60%	0.60%	0.60%
Distribution and service (12b-1) fees	None	0.25%	0.25%
Other expenses	0.31%	0.22%	0.49%

Total annual fund operating expenses	0.91%	1.07%	1.34%

*	Because the assets in this class were too small to incur any income or expense, the fees and expenses are based upon the institutional class, adjusted to reflect the additional distribution and service (12b-I) fees.

[1]	The 1% fee applies to shares redeemed (by selling, by exchanging to another fund, or by application of the accounts with small balances exchange policy) less than 9-months after purchase. The fee is withheld from redemption proceeds and retained by the fund. Shares held for 9-months or more are not subject to the 1% fee.

EXAMPLE
This example is intended to help you compare the cost of investing in the fund with the cost of investing in other mutual funds.

This example is based on the gross expenses and assumes that:

-	You invest $10,000 in the fund for the time periods indicated;
-	You redeem at the end of each period;
-	Your investment has a 5% return each year; and
-	The fund’s operating expenses remain the same.

Although your actual costs may be higher or lower, under these assumptions your costs would be:

	One	Three	Five	Ten
	Year	Years	Years	Years

Institutional Class	$93	$290	$504	$1,120

Retirement Class	$118	$368	$638	$1,409

Investor Class	$136	$425	$734	$1,613

Risk/Return Summary — Fixed Income
HARBOR BOND FUND

INVESTMENT GOAL
Total return.

PRINCIPAL STYLE CHARACTERISTICS

Intermediate bonds with overall portfolio rated high quality.

SUBADVISER

Pacific Investment
Management Company LLC
840 Newport Center Drive
P.O. Box 6430
Newport Beach, CA
92658-6430
William Gross
Portfolio Manager (since 1987)

Pimco has subadvised the fund since its inception in 1987.

PRINCIPAL STRATEGIES AND INVESTMENTS

The fund invests primarily in bonds of corporate and governmental issuers located in the U.S. and foreign countries, including emerging markets.

Total return includes dividends, interest income realized and unrealized capital gains and changes in net asset value.

The subadviser relies on its own proprietary research and analysis to manage the fund’s portfolio. The subadviser uses a top-down strategy to focus on broad factors and monetary conditions. These include:

-	Long-term social, political and demographic trends
-	Cyclical business and economic conditions
-	Current market conditions

The subadviser selects securities that appear to be most undervalued relative to their risk and potential return characteristics. In analyzing the relative attractiveness of sectors, the subadviser considers the narrowing or widening of yields compared with yields for government and other sectors.

The fund intends to invest substantially all, but must invest at least 80% of its net assets, plus borrowings for investment purposes, in a diversified portfolio of bonds, which include all types of fixed income securities. These include mortgage-related securities and asset-backed securities. The fund’s 80% investment policy may not be changed unless the fund provides 60 days advance notice to its shareholders.

The fund may invest up to 30% of its total assets in non-U.S. dollar-denominated securities and may invest without limit in U.S. dollar-denominated securities of foreign issuers. The fund normally will hedge at least 75% of its exposure to non-U.S. dollar denominated securities to reduce the risk of loss due to fluctuations in currency exchange rates. The fund also may invest up to 10% of its total assets in securities of issuers based in countries with developing (or “emerging markets”) economies.

The fund uses derivative securities such as mortgage-backed securities and derivative contracts such as swap agreements, options and futures to take investment positions that more precisely reflect the subadviser’s expectations of how portfolio securities will perform. The fund may engage in short selling, which is the sale by the fund of a borrowed security. Because the fund is obligated to replace the borrowed security, the fund will benefit from the short sale if the price of the security declines before it is replaced.

Credit Quality. The fund will not invest in securities rated lower than B. The fund’s average weighted portfolio quality is at least A. The fund invests primarily in investment grade securities, but may invest up to 15% of its assets in below investment grade domestic and foreign securities, commonly referred to as high-yield or junk bonds.

Duration. The fund’s duration is equal to that of its benchmark, plus or minus 1.5 years. The duration of the Lehman Brothers Aggregate-U.S. Index as of December 31, 2005 was 4.57 years. Duration is an approximate measure of the sensitivity of the market value of the fund’s holdings to changes in interest rates. If the fund’s duration is longer than the market’s, the fund would experience a greater change in the value of its assets when interest rates are rising or falling than would the market as a whole.

FUND PERFORMANCE

(for the periods ended December 31)

The bar chart and table indicate the risks of investing in the fund. The bar chart shows changes in the performance of the fund’s institutional class shares from year-to-year for the past ten years.

FUND’S BEST AND WORST CALENDAR QUARTERS

(for the past 10 years)

	Total Return	Quarter/Year

Best	5.83%	3rd/2001

Worst	-2.10%	1st/1996

AVERAGE ANNUAL TOTAL RETURNS
(for the periods ended December 31, 2005)

The table shows how the fund’s average annual returns for different calendar periods compare to those of a widely recognized, unmanaged index of U.S. fixed income securities. After-tax returns shown in the table are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on an investor’s tax situation and may differ from those shown. The after-tax returns shown are not relevant to investors who hold their fund shares through tax-deferred arrangements such as 401(k) plans or individual retirement accounts. The fund’s past performance before and after taxes is not necessarily an indication of how the fund will perform in the future.

	One	Five	Ten
	Year	Years	Years

Bond Fund
Institutional Class
Return Before Taxes	2.57%	6.56%	6.73%
Return After Taxes on Distributions	1.06%	4.50%	4.33%
Return After Taxes on Distributions and Sale of Fund Shares	1.69%	4.42%	4.30%
Retirement Class[1]
Return Before Taxes	2.33%	6.32%	6.47%

Comparative Index
Lehman Brothers Aggregate — U.S.	2.43%	5.87%	6.16%
(reflects no deduction for fees, expenses or taxes)

[1]	Based upon performance of the institutional class shares prior to November 1, 2002 and adjusted to reflect higher fees and expenses.

Risk/Return Summary — Fixed Income
HARBOR BOND FUND

INSTITUTIONAL CLASS
Fund#: 014
Cusip: 411511108
Ticker: HABDX
Inception Date: 12-29-1987

RETIREMENT CLASS

Fund#: 214
Cusip: 411511686
Ticker: HRBDX
Inception Date: 11-01-2002

PRINCIPAL RISKS

Fixed income securities fluctuate in price in response to changes in interest rates and the value of your investment in the fund may go down. This means that you could lose money on your investment in the fund or the fund may not perform as well as other possible investments. These fluctuations are a result of:

Interest rate risk: As interest rates rise, the values of fixed income securities held by the fund decrease and reduce the value of the fund’s portfolio.

Credit risk: The issuer of a security owned by the fund defaults on its obligation to pay principal and/or interest or has its credit rating downgraded. This risk is higher for below investment grade bonds.

Prepayment risk: When interest rates are declining, the issuer of a pass-through security, such as a mortgage-backed or an asset-backed security, may exercise its option to prepay principal earlier than scheduled, forcing the fund to reinvest in lower yielding securities.

Extension risk: When interest rates are rising, the average life of securities backed by callable debt obligations is extended because of slower than expected principal payments. This will lock in a below-market interest rate, increase the security’s duration and reduce the value of the security.

Selection risk: The subadviser’s judgment about the attractiveness, value and potential appreciation of particular issuer’s securities proves to be incorrect.

Derivatives risk: The value of derivative instruments held by the fund does not change in the manner expected by the subadviser resulting in disproportionately large losses to the fund.

Foreign securities risk: Prices of the fund’s foreign securities may go down because of unfavorable changes in foreign currency exchange rates, foreign government actions, political instability or the more limited availability of accurate information about foreign issuers. Also, a decline in the value of foreign currencies relative to the U.S. dollar will reduce the unhedged value of securities denominated in those currencies. Foreign securities are sometimes less liquid and harder to value than securities of U.S. issuers. These risks are more significant for issuers in emerging market countries.

Short sales risk: The price of securities sold short increases, causing the fund to pay more to replace the borrowed securities than the fund received on the sale of the securities.

Mortgage risk: Mortgage derivatives in the fund’s portfolio may have especially volatile prices because the imbedded leverage can magnify the impact of the extension or contraction event on the underlying cash flow. There may be a greater risk that the fund could lose money due to prepayment and extension risks because the fund invests heavily at times in mortgage-related securities.

Portfolio turnover risk: The fund may engage in active and frequent trading to achieve its principal investment strategies. This may lead to the realization and distribution to shareholders of higher capital gains, which would increase the shareholder’s tax liability. Frequent trading also increases the transaction costs, which could detract from the fund’s performance.

FEES AND EXPENSES

This table describes the fees and expenses that you may pay if you buy and hold shares of the fund.

	Institutional	Retirement
	Class	Class

Shareholder fees	None	None
(fees paid directly from your investment)
Annual fund operating expenses
(expenses that are deducted from fund assets)
Management fees	0.50%	0.50%
Distribution and service (12b-1) fees	None	0.25%
Other expenses	0.10%	0.10%

Total annual fund operating expenses[1]	0.60%	0.85%

[1]	Because the adviser voluntarily agreed to reduce the fund’s operating expenses, the fund’s actual operating expenses for the fiscal year ended October 31, 2005 were 0.58% for the Institutional Class and 0.83% for the Retirement Class. This agreement is temporary and may be terminated at any time, although the adviser has no present intention to do so.
EXAMPLE
This example is intended to help you compare the cost of investing in the fund with the cost of investing in other mutual funds.

The example is based on the gross expenses and assumes that:

-	You invest $10,000 in the fund for the time periods indicated;
-	You redeem at the end of each period;
-	Your investment has a 5% return each year; and
-	The fund’s operating expenses remain the same.

Although your actual costs may be higher or lower, under these assumptions your costs would be:

	One	Three	Five	Ten
	Year	Years	Years	Years

Institutional Class	$61	$192	$335	$750
Retirement Class	$87	$271	$471	$1,049

Risk/Return Summary — Fixed Income
HARBOR REAL RETURN FUND

INVESTMENT GOAL
Seeks maximum real return, consistent with preservation of real capital.

PRINCIPAL STYLE CHARACTERISTICS

Inflation-indexed fixed income securities.

SUBADVISER

Pacific Investment
Management Company LLC
840 Newport Center Drive
P.O. Box 6430
Newport Beach, CA
92658-6430
John Brynjolfsson, CFA
Portfolio Manager (since 2005)

Pimco has subadvised the fund since its inception in 2005.

PRINCIPAL STRATEGIES AND INVESTMENTS

The fund invests, under normal circumstances, at least 80% of its net assets, plus borrowings for investment purposes, in inflation-indexed bonds of varying maturities issued by the U.S. and non-U.S. governments, their agencies or instrumentalities, and corporations. Assets not invested in inflation-indexed bonds may be invested in other types of fixed income securities.

Inflation-indexed bonds are fixed income securities that are structured to provide protection against inflation. The value of the bond’s principal or the interest income paid on the bond is adjusted to track changes in an official inflation measure. The U.S. Treasury uses the Consumer Price Index for Urban Consumers as the inflation measure for U.S. Treasury inflation protected securities (“TIPS”). Inflation-indexed bonds issued by foreign governments are generally adjusted to reflect a comparable inflation index, calculated by that government. “Real return” equals total return less the estimated cost of inflation, which is typically measured by the change in an official inflation measure.

The fund may invest up to 30% of its total assets in securities denominated in foreign currencies, and may invest beyond this limit in U.S. dollar denominated securities of foreign issuers. The fund will normally hedge at least 75% of its exposure to foreign currency to reduce the risk of loss due to fluctuations in currency exchange rates. The fund also may invest up to 10% of its total assets in securities of issuers based in countries with developing (or “emerging market”) economies. The fund is non-diversified, which means that it may concentrate its assets in a smaller number of issuers than a diversified fund.

The fund may invest all of its assets in derivative instruments, such as options, futures contracts or swap agreements, or in mortgage- or asset-backed securities. The fund may, without limitation, seek to obtain market exposure to the securities in which it invests by entering into a series of purchase and sale contracts or by using other investment techniques (such as buy backs or dollar rolls).

Credit Quality. The fund’s average weighted portfolio quality is expected to be BBB or better. The fund invests primarily in investment grade securities, but may invest up to 10% of its total assets in below investment grade domestic and foreign securities, commonly referred to as high-yield or junk bonds.

Duration. The average portfolio duration of this fund normally varies within three years (plus or minus) of the duration of the Lehman Brothers U.S. TIPS Index, which as of December 31, 2005 was 6.60 years.

FUND PERFORMANCE

Because the fund commenced operations on December 1, 2005, it does not yet have a full year of performance. For that reason, the bar chart and total return tables are not provided. See page 38 for information relating to the subadviser.

Risk/Return Summary — Fixed Income
HARBOR REAL RETURN FUND

INSTITUTIONAL CLASS
Fund#: 025
Cusip: 411511520
Ticker: HARRX
Inception Date: 12-01-2005

RETIREMENT CLASS

Fund#: 225
Cusip: 411511512
Ticker: HRRRX
Inception Date: 12-01-2005

PRINCIPAL RISKS

Fixed income securities fluctuate in price in response to changes in interest rates and the value of your investment in the fund may go down. This means that you could lose money on your investment in the fund or the fund may not perform as well as other possible investments. These fluctuations are a result of:

Interest rate risk: As nominal interest rates rise, the value of fixed income securities held by the fund are likely to decrease. Securities with longer durations tend to be more sensitive to changes in interest rates, usually making them more volatile than securities with shorter durations. For example, if the fund has a duration of 10 years, a 1% increase in interest rates would result in a 10% decrease in the fund’s value. A nominal interest rate can be described as the sum of a real interest rate and an expected inflation rate. Inflation-indexed securities, including TIPS, decline in value when real interest rates rise. In certain interest rate environments, such as when real interest rates are rising faster than nominal interest rates, inflation-indexed securities may experience greater losses than other fixed income securities with similar durations.

Credit risk: The issuer of a security owned by the fund defaults on its obligation to pay principal and/or interest or has its credit rating downgraded. This risk is higher for below investment grade bonds.

Prepayment risk: When interest rates are declining, the issuer of a pass-through security, such as a mortgage-backed or an asset-backed security, may exercise its option to prepay principal earlier than scheduled, forcing the fund to reinvest in lower yielding securities.

Extension risk: When interest rates are rising, the average life of securities backed by callable debt obligations is extended because of slower than expected principal payments. This will lock in a below-market interest rate, increase the security’s duration and reduce the value of the security.

Selection risk: The subadviser’s judgment about the attractiveness, value and potential appreciation of particular issuer’s securities proves to be incorrect.

Derivatives risk: The value of derivative instruments held by the fund does not change in the manner expected by the subadviser resulting in disproportionately large losses to the fund.

Foreign securities risk: Prices of the fund’s foreign securities may go down because of unfavorable changes in foreign currency exchange rates, foreign government actions, political instability or the more limited availability of accurate information about foreign issuers. Also, a decline in the value of foreign currencies relative to the U.S. dollar will reduce the unhedged value of securities denominated in those currencies. Foreign securities are sometimes less liquid and harder to value than securities of U.S. issuers. These risks are more significant for issuers in emerging market countries.

Non-diversification risk: Because the fund is non-diversified and may invest a greater percentage of its assets in securities of a single issuer and in a relatively small number of issuers it is more susceptible to risks associated with a single economic, political or regulatory occurrence than a more diversified portfolio. Some of those issuers may also present substantial credit or other risks.

Portfolio turnover risk: The fund may engage in active and frequent trading to achieve its principal investment strategies. This may lead to the realization and distribution to shareholders of higher capital gains, which would increase the shareholder’s tax liability. Frequent trading also increases the transaction costs, which could detract from the fund’s performance.

FEES AND EXPENSES

This table describes the fees and expenses that you may pay if you buy and hold shares of the fund.

	Institutional	Retirement
	Class	Class

Shareholder fees	None	None
(fees paid directly from your investment)

Annual fund operating expenses
(expenses that are deducted from fund assets)
Management fees	0.50%	0.50%
Distribution and service (12b-1) fees	None	0.25%
Other expenses[1]	0.58%	0.58%

Total annual fund operating expenses[2]	1.08%	1.33%

[1]	Other expenses are based on estimated amounts for the current fiscal year.

[2]	The adviser has voluntarily agreed to limit the fund’s operating expenses for the current fiscal year ending October 31, 2006. The fund’s actual expenses are expected to be 0.57% for the Institutional Class and 0.82% for the Retirement Class. This agreement is temporary and may be terminated at any time, although the adviser has no present intention to do so.

EXAMPLE
This example is intended to help you compare the cost of investing in the fund with the cost of investing in other mutual funds.

The example is based on the gross expenses and assumes that:

-	You invest $10,000 in the fund for the time periods indicated;
-	You redeem at the end of each period;
-	Your investment has a 5% return each year; and
-	The fund’s operating expenses remain the same.

Although your actual costs may be higher or lower, under these assumptions your costs would be:

	One	Three	Five	Ten
	Year	Years	Years	Years

Institutional Class	$110	$343	$595	$1,317

Retirement Class	$135	$424	$729	$1,601

Risk/Return Summary — Fixed Income
HARBOR SHORT DURATION FUND

INVESTMENT GOAL
Total return that is consistent with preservation of capital.

PRINCIPAL STYLE CHARACTERISTICS

High quality short-term bonds.

SUBADVISER

Fischer Francis Trees &
Watts, Inc.
200 Park Avenue
New York, NY 10166
Ken O’Donnell, CFA
Portfolio Manager (since 2003)

FFTW has subadvised the fund since its inception in 1992.

PRINCIPAL STRATEGIES AND INVESTMENTS

The fund invests primarily in short-term (up to 3 years maturity) high quality fixed income securities of corporate and governmental issuers located in the U.S. and foreign countries.

The subadviser seeks to maximize portfolio return and minimize volatility by:

-	Adjusting the issuer sector allocations, such as U.S. treasuries, corporates, U.S. government agencies, etc.
-	Managing the key variables such as duration and credit quality
-	Selectively using currency and interest rate management techniques to hedge interest rate and foreign currency risks associated with portfolio holdings

The fund intends to invest substantially all, but must invest at least 80% of its net assets, plus borrowings for investment purposes, in a diversified portfolio of all types of fixed income securities. These include bonds, mortgage-related securities and asset-backed securities. At least 60% of its net assets will be invested in securities of U.S. issuers and 80% of its net assets will be U.S. dollar denominated. No more than 25% of its net assets will be invested in a single country other than the U.S. The fund’s 80% investment policy may not be changed unless the fund provides 60 days advance notice to its shareholders.

The fund uses derivative securities such as mortgage-backed securities and derivative contracts such as options and futures to take investment positions that more precisely reflect the subadviser’s expectations of how a security in the fund’s portfolio may perform. The fund may engage in short selling, which is the sale by the fund of a borrowed security. Because the fund is obligated to replace the borrowed security, the fund will benefit from the short sale if the price of the security declines before it is replaced.

Credit Quality. The fund invests primarily in high quality securities, but may invest in medium grade securities. The fund will not invest in securities rated lower than A. The fund’s average weighted portfolio quality is generally AA or higher.

Duration. The fund’s average weighted portfolio duration is expected to be approximately one year, but may range from zero to up to three years. Duration is an approximate measure of the sensitivity of the market value of the fund’s holdings to changes in interest rates. If the fund’s duration is longer than the market’s, the fund would experience a greater change in the value of its assets when interest rates are rising or falling than would the market as a whole.

FUND PERFORMANCE

(for the periods ended December 31)

The bar chart and table indicate the risks of investing in the fund. The bar chart shows changes in the performance of the fund’s institutional class shares from year-to-year for the past ten years.

FUND’S BEST AND WORST CALENDAR QUARTERS

(for the past 10 years)

	Total Return	Quarter/Year

Best	2.39%	3rd/1998

Worst	-0.08%	2nd/2004

AVERAGE ANNUAL TOTAL RETURNS
(for the periods ended December 31, 2005)

The table shows how the fund’s average annual returns for different calendar periods compare to those of one year government bonds. After-tax returns shown in the table are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on an investor’s tax situation and may differ from those shown. The after-tax returns shown are not relevant to investors who hold their fund shares through tax-deferred arrangements such as 401(k) plans or individual retirement accounts. The fund’s past performance before and after taxes is not necessarily an indication of how the fund will perform in the future.

	One	Five	Ten
	Year	Years	Years

Short Duration Fund
Institutional Class
Return Before Taxes	2.73%	3.09%	4.55%
Return After Taxes on Distributions	1.12%	1.61%	2.50%
Return After Taxes on Distributions and Sale of Fund Shares	1.76%	1.75%	2.60%
Retirement Class[1]
Return Before Taxes	2.51%	2.84%	4.29%

Comparative Index
Citigroup 1 YR Treasury	2.31%	2.95%	4.37%
(reflects no deduction for fees, expenses or taxes)

[1]	Based upon performance of the institutional class shares prior to November 1, 2002 and adjusted to reflect higher fees and expenses.

Risk/Return Summary — Fixed Income
HARBOR SHORT DURATION FUND

INSTITUTIONAL CLASS
Fund#: 016
Cusip: 411511702
Ticker: HASDX
Inception Date: 01-01-1992

RETIREMENT CLASS

Fund#: 216
Cusip: 411511678
Ticker: HRSDX
Inception Date: 11-01-2002

PRINCIPAL RISKS

Fixed income securities fluctuate in price in response to changes in interest rates and the value of your investment in the fund may go down. This means that you could lose money on your investment in the fund or the fund may not perform as well as other possible investments. These fluctuations are a result of:

Interest rate risk: As interest rates rise, the values of fixed income securities held by the fund decrease and reduce the value of the fund’s portfolio.

Credit risk: The issuer of a security owned by the fund defaults on its obligation to pay principal and/or interest or has its credit rating downgraded. This risk is higher for below investment grade bonds.

Prepayment risk: When interest rates are declining, the issuer of a pass-through security, such as a mortgage-backed or an asset-backed security, may exercise its option to prepay principal earlier than scheduled, forcing the fund to reinvest in lower yielding securities.

Extension risk: When interest rates are rising, the average life of securities backed by callable debt obligations is extended because of slower than expected principal payments. This will lock in a below-market interest rate, increase the security’s duration and reduce the value of the security.

Selection risk: The subadviser’s judgment about the attractiveness, value and potential appreciation of particular issuer’s securities proves to be incorrect.

Derivatives risk: The value of derivative instruments held by the fund does not change in the manner expected by the subadviser resulting in disproportionately large losses to the fund.

Foreign securities risk: Prices of the fund’s foreign securities may go down because of unfavorable changes in foreign currency exchange rates, foreign government actions, political instability or the more limited availability of accurate information about foreign issuers. Also, a decline in the value of foreign currencies relative to the U.S. dollar will reduce the unhedged value of securities denominated in those currencies. Foreign securities are sometimes less liquid and harder to value than securities of U.S. issuers. These risks are more significant for issuers in emerging market countries.

Short sales risk: The price of securities sold short increases, causing the fund to pay more to replace the borrowed securities than the fund received on the sale of the securities.

Mortgage risk: Mortgage derivatives in the fund’s portfolio may have especially volatile prices because the imbedded leverage can magnify the impact of the extension or contraction event on the underlying cash flow. There may be a greater risk that the fund could lose money due to prepayment and extension risks because the fund invests heavily at times in mortgage-related securities.

Portfolio turnover risk: The fund may engage in active and frequent trading to achieve its principal investment strategies. This may lead to the realization and distribution to shareholders of higher capital gains, which would increase the shareholder’s tax liability. Frequent trading also increases the transaction costs, which could detract from the fund’s performance.

FEES AND EXPENSES

This table describes the fees and expenses that you may pay if you buy and hold shares of the fund.

	Institutional	Retirement
	Class	Class

Shareholder fees	None	None
(fees paid directly from your investment)

Annual fund operating expenses
(expenses that are deducted from fund assets)
Management fees	0.30%	0.30%
Distribution and service (12b-1) fees	None	0.25%
Other expenses	0.21%	0.21%

Total annual fund operating expenses[1]	0.51%	0.76%

[1]	Because the adviser voluntarily agreed to reduce the fund’s operating expenses, the fund’s actual operating expenses for the fiscal year ended October 31, 2005 were 0.39% for the Institutional Class and 0.64% for the Retirement Class. This agreement is temporary and may be terminated at any time, although the adviser has no present intention to do so.
EXAMPLE

This example is intended to help you compare the cost of investing in the fund with the cost of investing in other mutual funds.

The example is based on the gross expense and assumes that:

-	You invest $10,000 in the fund for the time periods indicated;
-	You redeem at the end of each period;
-	Your investment has a 5% return each year; and
-	The fund’s operating expenses remain the same.

Although your actual costs may be higher or lower, under these assumptions your costs would be:

	One	Three	Five	Ten
	Year	Years	Years	Years

Institutional Class	$52	$164	$285	$640

Retirement Class	$78	$243	$422	$942

Risk/Return Summary — Fixed Income
HARBOR MONEY MARKET FUND

INVESTMENT GOAL
Current income. The fund intends to maintain a stable share price of $1.

PRINCIPAL STYLE CHARACTERISTICS

Very short-term high quality money market instruments.

SUBADVISER

Fischer Francis Trees &
Watts, Inc.
200 Park Avenue
New York, NY 10166
Ken O’Donnell, CFA
Portfolio Manager (since 2003)

FFTW has subadvised the fund since its inception in 1987.

PRINCIPAL STRATEGIES AND INVESTMENTS

The fund invests in U.S. dollar denominated money market securities. These may include obligations issued by:

-	U.S. and foreign banks
-	Corporate issuers
-	U.S. government and its agencies and instrumentalities
-	U.S. states and municipalities
-	Foreign governments
-	Multinational organizations such as the World Bank

The subadviser selects securities for the fund’s portfolio by:

-	Allocating assets and actively trading among issuer sectors, such as U.S. treasuries, corporate issuers, U.S. government agencies, etc., while focusing on sectors that appear to have the greatest near-term return potential.
-	Focusing on securities that appear to offer the best relative value based on an analysis of their credit quality and interest rate sensitivity.

The fund may invest in all types of money market securities, including commercial paper, certificates of deposit, bankers’ acceptances, mortgage-backed and asset-backed securities, repurchase agreements and other short-term debt securities.

Minimum Credit Quality. At least 95% of the fund’s investments are rated in the rating agencies’ highest short-term rating category or are unrated securities of equivalent quality.

Maximum Maturity. Average dollar weighted portfolio maturity of 90 days or less. Maturity of 397 days or less for individual securities.

FUND PERFORMANCE

(for the periods ended December 31)

The bar chart and table indicate the risks of investing in the fund. The bar chart shows changes in the performance of the fund’s institutional class shares from year-to-year for the past ten years.

FUND’S BEST AND WORST CALENDAR QUARTERS
(for the past 10 years)

	Total Return	Quarter/Year

Best	1.63%	4th/2000

Worst	0.18%	3rd/2003

AVERAGE ANNUAL TOTAL RETURNS
(for the periods ended December 31, 2005)

The table shows how the fund’s average annual returns for different calendar periods compare to those of 3 month Treasury bills as calculated by Merrill Lynch. The fund’s past performance does not necessarily indicate how the fund will perform in the future.

	One	Five	Ten
	Year	Years	Years

Money Market Fund
Institutional Class	2.91%	2.06%	3.66%
Retirement Class[1]	2.65%	1.66%	3.32%

Comparative Index
Merrill Lynch 3-Month U.S. Treasury Bill	3.07%	2.34%	3.85%

Current Yield for Period Ended December 31, 2005*

Institutional Class	7 Days: 3.93%
Retirement Class	7 Days: 3.67%

*	Call 1-800-422-1050 or visit www.harborfund.com for the fund’s current 7-day yield.

[1]	Based upon performance of the institutional class shares prior to November 1, 2002 and adjusted to reflect higher fees and expenses.

Risk/Return Summary — Fixed Income
HARBOR MONEY MARKET FUND

INSTITUTIONAL CLASS
Fund#: 015
Cusip: 411511405
Ticker: HARXX
Inception Date: 12-29-1987

RETIREMENT CLASS

Fund#: 215
Cusip: 411511660
Ticker: HRMXX
Inception Date: 11-01-2002

PRINCIPAL RISKS

Although the fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the fund.

An investment in the fund is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

You could lose money on your investment in the fund or the fund may not perform as well as other possible investments as a result of:

Interest rate risk: As interest rates rise, the values of fixed income securities held by the fund decrease and reduce the value of the fund’s portfolio.

Credit risk: The issuer or guarantor of a security owned by the fund defaults on its payment obligations, becomes insolvent or has its credit rating downgraded.

Selection risk: The subadviser’s judgment about the attractiveness or value of particular issuer’s securities proves to be incorrect.

Foreign securities risk: Prices of the fund’s foreign securities may go down because of unfavorable foreign government actions, political instability or the more limited availability of accurate information about foreign issuers.

Concentration risk: The fund may invest more than 25% of its assets in securities in the banking industry. As a result, the fund’s performance will depend to a greater extent on the overall condition of that industry.

FEES AND EXPENSES

This table describes the fees and expenses that you may pay if you buy and hold shares of the fund.

	Institutional	Retirement
	Class	Class

Shareholder fees	None	None
(fees paid directly from your investment)

Annual fund operating expenses
(expenses that are deducted from fund assets)
Management fees	0.30%	0.30%
Distribution and service (12b-1) fees	None	0.25%
Other expenses	0.17%	0.17%

Total annual fund operating expenses[1]	0.47%	0.72%

[1]	Because the adviser voluntarily agreed to reduce the fund’s operating expenses, the fund’s actual operating expenses for the fiscal year ended October 31, 2005 were 0.35% for the Institutional Class and 0.60% for the Retirement Class. This agreement is temporary and may be terminated at any time, although the adviser has no present intention to do so.
EXAMPLE
This example is intended to help you compare the cost of investing in the fund with the cost of investing in other mutual funds.

The example is based on the gross expenses and assumes that:

-	You invest $10,000 in the fund for the time periods indicated;
-	You redeem at the end of each period;
-	Your investment has a 5% return each year; and
-	The fund’s operating expenses remain the same.

Although your actual costs may be higher or lower, under these assumptions your costs would be:

	One	Three	Five	Ten
	Year	Years	Years	Years

Institutional Class	$48	$151	$263	$591

Retirement Class	$74	$230	$401	$894

The Adviser and Subadvisers

Wellington
Aggressive
Mid Cap Growth
Composite
Performance
Information

The following table presents the past performance of a composite of certain accounts managed by Wellington Management Company, LLP (“Wellington Management”), which serves as the subadviser to Harbor Mid Cap Growth Fund. The Wellington Aggressive Mid Cap Growth composite is comprised of all fee paying accounts under discretionary management by Wellington Management in Wellington Management’s Aggressive Mid Cap Growth investment strategy that have investment objectives, policies and strategies substantially similar to those of the Harbor Mid Cap Growth Fund. Except to the extent performance has been adjusted to reflect the operating costs of the Harbor Mid Cap Growth Fund, Wellington Management has prepared and presented the historical performance shown for the composite in compliance with the Performance Presentation Standards of the Association for Investment Management and Research (AIMR-PPS®), the U.S. and Canadian version of the Global Investment Performance Standards (GIPS®). AIMR has not been involved in the preparation or review of this report. The AIMR method for computing historical performance differs from the Securities and Exchange Commission’s method. Because the gross performance data shown in the table does not reflect the deduction of investment advisory fees paid by the accounts comprising the composite and certain other expenses which would be applicable to mutual funds, the net performance data may be more relevant to potential investors in the fund in their analysis of the historical experience of Wellington Management in managing all mid cap growth portfolios, with investment objectives, policies and strategies substantially similar to those of the Harbor Mid Cap Growth Fund. To calculate the performance of the composite net of all operating expenses, the annual fund operating expenses payable by the Institutional share class and the expense payable by the Retirement and Investor shares classes of Harbor Mid Cap Growth Fund for the fiscal year ended October 31, 2005 were used.

The historical performance of the Aggressive Mid Cap Growth composite is not that of any of the Harbor funds, including Harbor Mid Cap Growth Fund and is not necessarily indicative of any fund’s future results. The Harbor Mid Cap Growth Fund commenced operations on November 1, 2000. Harbor Mid Cap Growth Fund’s actual performance may vary significantly from the past performance of the composite. While the accounts comprising the composite incur inflows and outflows of cash from clients, there can be no assurance that the continuous offering of fund’s shares and a fund’s obligation to redeem its shares will not adversely impact the fund’s performance. Also, one of the accounts comprising the composite is not subject to certain investment limitations, diversification requirements and other restrictions imposed by the Investment Company Act of 1940 and the Internal Revenue Code. If these limitations, requirements and restrictions were applicable to all accounts in the composite, they may have had an adverse affect on the performance results of the composite.

WELLINGTON AGGRESSIVE MID CAP GROWTH COMPOSITE PERFORMANCE

	For the Periods Ended December 31, 2005:

				Since
Aggressive Mid Cap Growth Composite*	1 Year	3 Years	5 Years	Inception

Composite net of all Institutional Class operating expenses	14.72%	24.67%	5.71%	5.35%
Composite net of all Retirement Class operating expenses	14.47	24.40	5.47	5.10
Composite net of all Investor Class operating expenses	14.25	24.17	5.26	4.89
Composite gross of all operating expenses	16.00	26.04	6.93	6.57
Russell Midcap® Growth Index	12.10	22.70	1.38	-2.54

	For the Periods Ended December 31:

	2000**	2001	2002	2003	2004	2005

Composite net of all Institutional Class operating expenses	1.75%	-11.47%	-23.05%	42.09%	18.88%	14.72%
Composite net of all Retirement Class operating expenses	1.57	-11.68	-23.24	41.79	18.62	14.47
Composite net of all Investor Class operating expenses	1.42	-11.87	-23.40	41.53	18.39	14.25
Composite gross of all operating expenses	2.63	-10.39	-22.09	43.59	20.19	16.00
Russell Midcap® Growth Index	-19.31	-20.15	-27.41	42.71	15.48	12.10

The adviser voluntarily agreed to limit the fund’s institutional class shares total operating expenses for the current fiscal year to 0.95% and the retirement and investor class share total operating expenses to 1.20% and 1.38% respectively. This agreement is temporary and may be terminated at any time, although the adviser has no present intention to do so. The performance of the composite net of advisory fees and expenses after giving effect to the expense limitations would have been:

	For the Periods Ended December 31, 2005:

				Since
Aggressive Mid Cap Growth Composite*	1 Year	3 Years	5 Years	Inception

Composite net of all Institutional Class operating expenses	14.94%	24.91%	5.92%	5.56%
Composite net of all Retirement Class operating expenses	14.67	24.62	5.66	5.29
Composite net of all Investor Class operating expenses	14.47	24.40	5.47	5.10

	For the Periods Ended December 31:

	2000**	2001	2002	2003	2004	2005

Composite net of all Institutional Class operating expenses	1.90%	-11.28%	-22.88%	42.35%	19.11%	14.94%
Composite net of all Retirement Class operating expenses	1.71	-11.52	-23.09	42.03	18.82	14.67
Composite net of all Investor Class operating expenses	1.57	-11.68	-23.24	41.79	18.62	14.47

*	This is not the performance of Harbor Mid Cap Growth Fund. As of December 31, 2005, the Aggressive Mid Cap Growth composite was composed of 5 accounts, totaling approximately $1.3 billion. The inception date of the composite is April 30, 2000.

**	For the period April 30, 2000 to December 31, 2000.

The Adviser and Subadviser

The Subadvisers and Fund Managers

Each fund’s investments are selected by one or more subadvisers. The following table describes each fund’s portfolio manager(s), the subadviser that employs the manager and the manager’s business experience. The SAI provides additional information about each portfolio manager’s compensation, other accounts managed by the portfolio managers and the portfolio managers’ ownership of securities in the funds.

		PORTFOLIO MANAGER	MANAGER	BUSINESS EXPERIENCE
	FUND	AND SUBADVISER	SINCE	(PAST FIVE YEARS)

Harbor Domestic Equity Funds	Capital Appreciation	Spiros Segalas Jennison Associates LLC 466 Lexington Avenue New York, NY 10017	1990	President (since 1993), Chief Investment Officer (since 1973); and Director and Founding Member of Jennison (since 1969).

	Mid Cap Growth	Michael T. Carmen, CFA Wellington Management Company, LLP 75 State Street Boston, MA 02109	2005	Senior Vice President (since 2003), and Equity Portfolio Manager (since 1999), Wellington Management.

		Mr. Abularach assists Mr. Carmen by providing portfolio management and securities analysis for the fund.

		Mario E. Abularach, CFA Wellington Management Company, LLP	2005	Vice President and Equity Research Analyst (since 2001), Wellington Management.

	Small Cap Growth	William Muggia Westfield Capital Management Company, LLC One Financial Center Boston, MA 02111	2000	Director, President, Chief Investment Officer and Portfolio Manager, Westfield (since 1994).

		The following assist Mr. Muggia by providing portfolio management and securities analysis for the fund:

		Arthur Bauernfeind Westfield Capital Management Company, LLC	2000	Chairman, Chief Executive Officer and Portfolio Manager, Westfield (since 1990).

		Ethan Meyers Westfield Capital Management Company, LLC	2000	Senior Vice President, Senior Security Analyst and Portfolio Manager, Westfield (since 1999).

		Scott Emerman Westfield Capital Management Company, LLC	2002	Senior Security Analyst and Portfolio Manager, Westfield (since 2002) and Analyst, Morgan Stanley Dean Witter (1998-2002).

	Small Company Growth	Carl Wilk NorthPointe Capital LLC 101 West Big Beaver Road Suite 745 Troy, MI 48084	2006	Portfolio Manager, NorthPointe Capital (since 2002) and Senior Portfolio Manager, Munder Capital Management (1995-2002).

	Large Cap Value	Jeffrey Shaw Armstrong Shaw Associates Inc. 45 Grove Street New Canaan, CT 06840	2001	Chairman (since 1999), President (since 1989) and Chief Investment Officer of Armstrong Shaw.

The Adviser and Subadviser

		PORTFOLIO MANAGER	MANAGER	BUSINESS EXPERIENCE
	FUND	AND SUBADVISER	SINCE	(PAST FIVE YEARS)

Harbor Domestic Equity Funds — continued
	Mid Cap Value	Josef Lakonishok, Ph.D. LSV Asset Management 1 North Wacker Drive Chicago, IL 60606	2004	CEO, Founding Partner and Portfolio Manager, LSV (since 1994) and William G. Karnes Professor of Finance at the College of Commerce & Business Administration at the University of Illinois at Urbana-Champaign (since 1987).

		Robert Vishny, Ph.D. LSV Asset Management	2004	Founding Partner and Portfolio Manager, LSV (since 1994) and Eric J. Gleacher Distinguished Service Professor of Finance, University of Chicago Graduate School of Business (since 1985).

		Menno Vermeulen, CFA LSV Asset Management	2004	Portfolio Manager, Senior Quantitative Analyst, LSV (since 1995) and Partner, LSV (since 1998).

		Puneet Mansharamani LSV Asset Management	2006	Portfolio Manager (since 2006) and Quantitative Analyst (since 2000), LSV.

	Small Cap Value	Paul Viera EARNEST Partners LLC 75 Fourteenth Street Suite 2300 Atlanta, GA 30309	2001	CEO, Portfolio Manager, and founder of EARNEST Partners (since 1998).

Harbor International Equity Funds	International	Hakan Castegren Northern Cross Investments Limited Clarendon House 2 Church Street Hamilton, Bermuda HMDX	1987	President, Northern Cross (since 1993).

	International Growth Fund	James Gendelman Marsico Capital Management, LLC 1200 17th Street Suite 1600 Denver, CO 80202	2004	Portfolio Manager and Senior Analyst, Marsico Capital (since 2000).

The Adviser and Subadviser

		PORTFOLIO MANAGER	MANAGER	BUSINESS EXPERIENCE
	FUND	AND SUBADVISER	SINCE	(PAST FIVE YEARS)

Harbor Domestic Equity Funds — continued
Harbor Fixed Income Funds	High-Yield Bond	Shenkman Capital Management employs a team approach. Mark Shenkman is the Chief Investment Officer of the firm and has responsibility for setting strategies and direction with respect to the firm’s investment operations. Mark Flanagan, as lead portfolio manager of the fund, has the primary responsibility for the fund with the assistance of Messrs. Whitley, Stricker and Schweitzer.

		Mark Shenkman Shenkman Capital Management, Inc. 461 Fifth Avenue 22nd Floor New York, NY 10017-6283	2002	President, Portfolio Manager and Director, Shenkman (since 1985).

		Mark Flanagan, CFA, CPA Shenkman Capital Management, Inc.	2002	Senior Vice President and Portfolio Manager (since 2002) and Director of Credit Research, Shenkman (1996-2002).

		Frank Whitley Shenkman Capital Management, Inc.	2002	Executive Vice President and Portfolio Manager, Shenkman (since 1994).

		Robert Stricker, CFA Shenkman Capital Management, Inc.	2003	Senior Vice President (since 2002), Portfolio Manager (since 2003) and Director of Credit Research (2002-2003), Shenkman and Managing Director, US Fixed Income, Citigroup Asset Management (1994-2002).

		Steven Schweitzer Shenkman Capital Management, Inc.	2004	Vice President and Portfolio Manager (since 2004) and Credit Analyst (1996-2004) Shenkman.

	Bond	William Gross Pacific Investment Management Co. 840 Newport Center Drive P.O. Box 6430 Newport Beach, CA 92658-6430	1987	Managing Director, PIMCO (Del. G.P.) (since 1994).

	Real Return	John Brynjolfsson, CFA Pacific Investment Management Co. 840 Newport Center Drive P.O. Box 6430 Newport Beach, CA 92658-6430	2005	Managing Director, PIMCO. He joined PIMCO as a Portfolio Manager in 1989, and has managed fixed income accounts for various institutional clients and funds since 1992.

	Short Duration	Ken O’Donnell, CFA Fischer Francis Trees & Watts, Inc. 200 Park Avenue New York, NY 10166	2003	Portfolio Manager, FFTW (since 2002) and Asset-Backed Security Specialist, Standish Mellon Asset Management (1998-2002).

	Money Market	Ken O’Donnell, CFA Fischer Francis Trees & Watts, Inc. 200 Park Avenue New York, NY 10166	2003	Portfolio Manager, FFTW (since 2002) and Asset-Backed Security Specialist, Standish Mellon Asset Management (1998-2002).

41

Harbor’s Privacy Statement

We recommend that you read and retain this notice for your personal files

The following privacy statement is issued by Harbor Fund and each series of Harbor Fund and its affiliates, Harbor Capital Advisors. Inc., Harbor Services Group, Inc. and HCA Securities, Inc.

These measures reflect our commitment to maintaining the privacy of your confidential information. We appreciate the confidence you have shown by entrusting us with your assets.

Personal Information

It is our policy to respect the privacy of current and former shareholders and to protect personal information entrusted to us. We do not sell your personal information to anyone.

In the course of providing products and services, we collect non-public personal information about you from the following sources: applications, forms, our web site (including any information captured through our use of “cookies”) and transactions with us, our affiliates or other parties.

The non-public personal information collected may include name, address, e-mail address, telephone/ fax numbers, account number, social security or taxpayer identification number, investment activity, and bank account information.

When you visit our web site, we may collect technical and navigational information, such as computer browser type, Internet protocol address, pages visited and average time spent on our web site. We may use this information to alert you to software compatibility issues, or to improve our web design and functionality. We use “cookies” and similar files that may be placed on your hard drive for security purposes, to facilitate site navigation and to personalize the appearance of our site.

Information Sharing

We occasionally disclose non-public personal information about our current or former shareholders with affiliated and non-affiliated parties, as permitted by law or regulation. In the normal course of servicing our shareholders, information we collect may be shared with non-affiliated companies that perform support services on our behalf or to other firms that assist us in providing you with products and services, such as custodians, transfer agents, broker-dealers and marketing service firms as well as with other financial institutions. These companies may not use the information for any other purpose. We may also share information with affiliates that are engaged in a variety of financial services in order to better service your account(s).

When information is shared with third parties, they are not permitted to use the information for any purpose other than to assist our servicing of your account(s) or as permitted by law.

If you close your account(s) or if we lose contact with you, we will continue to share information in accordance with our current privacy policy and practices.

Access to Information

Access to non-public personal information is limited to employees, agents or other parties who need to know that information to perform their jobs, such as servicing your account(s), resolving problems or informing you of new products or services.

Security

We maintain physical, electronic and procedural safeguards to protect your non-public personal information.

For customers accessing information through our web site, various forms of Internet security such as data encryption firewall barriers, user names and passwords, and other tools are used. For additional information regarding our security measures, visit the terms and conditions of use on our web site at www.harborfund.com.

65

THE PORTFOLIO MANAGERS

	Other Registered		Other Pooled Investment
	Investment Companies		Vehicles		Other Accounts

	# of	Total Assets	# of	Total Assets	# of	Total Assets
	Accounts	(in millions)	Accounts	(in millions)	Accounts	(in millions)

HARBOR HIGH-YIELD BOND FUND — continued
Steven Schweitzer
All Accounts	-0-	$-0-	2	$41	33	$902
Accounts where advisory fee is based on account performance (subset of above)	-0-	$-0-	-0-	$-0-	-0-	$-0-
HARBOR BOND FUND
William Gross
All Accounts	32	$124,890	15	$5,634	59	$41,186
Accounts where advisory fee is based on account performance (subset of above)	-0-	$-0-	2	$456	20	$20,323
HARBOR REAL RETURN FUND
John Brynjolfsson
All Accounts	18	$35,856	13	$2,026	46	$8,512
Accounts where advisory fee is based on account performance (subset of above)	-0-	$-0-	-0-	$-0-	8	$3,109
HARBOR SHORT DURATION FUND AND HARBOR MONEY MARKET FUND
Ken O’Donnell
All Accounts	3	$360	2	$3,604	13	$3,150
Accounts where advisory fee is based on account performance (subset of above)	-0-	$-0-	-0-	$-0-	8	$1,674

Jennison Associates LLC	CONFLICTS OF INTEREST

In managing other portfolios (including affiliated accounts), certain potential conflicts of interest may arise. Potential conflicts include, for example, conflicts among investment strategies, conflicts in the allocation of investment opportunities, or conflicts due to different fees. As part of its compliance program, Jennison has adopted policies and procedures that seek to address and minimize the effects of these conflicts.

Jennison’s portfolio managers typically manage multiple accounts. These accounts may include, among others, mutual funds, separately managed advisory accounts (assets managed on behalf of institutions such as pension funds, colleges and universities, foundations), commingled trust accounts, affiliated single client and commingled insurance separate accounts, model nondiscretionary portfolios, and model portfolios used for wrap fee programs. Portfolio managers make investment decisions for each portfolio based on the investment objectives, policies, practices and other relevant investment considerations that the managers believe are applicable to that portfolio. Consequently, portfolio managers may recommend the purchase (or sale) of certain securities for one portfolio and not another portfolio. Securities purchased in one portfolio may perform better than the securities purchased for another portfolio. Similarly, securities sold from one portfolio may result in better performance if the value of that security declines. Generally, however, portfolios in a particular product strategy (e.g., large cap growth equity) with similar objectives are managed similarly. Accordingly, portfolio holdings and industry and sector exposure tend to be similar across a group of accounts in a strategy that have similar objectives, which tend to minimize the potential for conflicts of interest. While these accounts have many similarities, the investment performance of each account will be different primarily due to differences in guidelines, fees, expenses and cash flows.

In addition, Jennison has adopted trade aggregation and allocation procedures that seek to treat all clients (including affiliated accounts) fairly and equitably. These policies and procedures address the allocation of limited investment opportunities, such as IPOs and the allocation of transactions across multiple accounts. Currently, while no equity accounts under Jennison’s management have performance fees, some accounts have higher fees than others. These differences may give rise to a potential conflict that a portfolio manager may allocate more time to the management of one account over another. While Jennison does not monitor the specific amount of time that a portfolio manager spends on a single portfolio, senior Jennison personnel periodically review the performance of Jennison’s portfolio managers as well as periodically assess whether the portfolio manager has adequate resources to effectively manage the accounts assigned to that portfolio manager. Jennison also believes that its compensation structure tends to mitigate this conflict.

THE PORTFOLIO MANAGERS

Jennison
Associates LLC —
continued

COMPENSATION

Mr. Segalas serves as the portfolio manager of Harbor Capital Appreciation Fund. Jennison seeks to maintain a highly competitive compensation program designed to attract and retain outstanding investment professionals, which include portfolio managers and research analysts, and to align the interests of its investment professionals with that of its clients and overall firm results. Overall firm profitability determines the total amount of the incentive compensation pool that is available for investment professionals. Investment professionals are compensated with a combination of a fixed base salary and discretionary cash bonus. In general, the cash bonus comprises the majority of the compensation for investment professionals.

Investment professionals’ total compensation is determined through a subjective process that evaluates numerous qualitative and quantitative factors. There is no particular weighting or formula for considering the factors. Some portfolio managers or analysts may manage or contribute ideas to more than one product strategy and are evaluated accordingly.

The factors that will be reviewed for purposes of determining the portfolio manager’s compensation include:

•	One and three year pre-tax investment performance of groupings of accounts (a “Composite”) relative to pre-determined passive indices and industry peer group data for the product strategy (e.g., large cap growth, large cap value) for which the portfolio manager is responsible which, in the case of the Harbor Capital Appreciation Fund is the Russell 1000® Growth Index and the S&P 500.

•	Historical and long-term business potential of the product strategies;

•	Qualitative factors such as teamwork and responsiveness; and

•	Other factors such as experience and other responsibilities such as being a team leader or supervisor may also affect an investment professional’s total compensation.

SECURITIES OWNERSHIP

As of October 31, 2005, Mr. Segalas beneficially owned shares of the Harbor Capital Appreciation Fund with a value of over $1,000,000.

Wellington Management Company, LLP	CONFLICTS OF INTEREST

Individual investment professionals at Wellington Management manage multiple portfolios for multiple clients. These accounts may include mutual funds, separate accounts (assets managed on behalf of institutions such as pension funds, insurance companies, foundations), bank common trust accounts, and hedge funds. The investment professionals primarily responsible for the day-to-day management of the Fund (the “Investment Professionals”) generally manage portfolios in several different investment styles. These portfolios may have investment objectives, strategies, time horizons, tax considerations and risk profiles that differ from those of the Fund. The Investment Professionals make investment decisions for the Fund based on the investment objectives, policies, practices, benchmarks, cash flows, tax and other relevant investment considerations applicable to that portfolio. Consequently, the Investment Professional may purchase or sell securities, including IPOs, for one portfolio and not another portfolio, and the performance of securities purchased for the Fund may vary from the performance of securities purchased for other portfolios. The Investment Professional or other investment professionals at Wellington Management may place transactions on behalf of other accounts that are directly or indirectly contrary to investment decisions made on behalf of the Fund, or make investment decisions that are similar to those made for the Fund, both of which have the potential to adversely impact the Fund depending on market conditions. For example, the Investment Professional may purchase a security in one portfolio while appropriately selling that same security in another portfolio. In addition, some of these portfolios have fee structures, including performance fees that are or have the potential to be higher, in some cases significantly higher, than the fees paid by the Adviser on behalf of Fund to Wellington Management. Mr. Carmen also manages hedge funds, which pay performance allocations to Wellington Management or its affiliates. Because incentive payments are tied to revenues earned by Wellington Management, and where noted, to the performance achieved by the manager in each account, the incentives associated with any given fund may be significantly higher or lower than those associated with other accounts managed by the Investment Professional. Finally, the Investment Professionals may hold shares or investments in the other pooled investments and/or other accounts identified above.

Wellington Management’s goal is to meet its fiduciary obligation to treat all clients fairly and provide high quality investment services to all of its clients. Wellington Management has adopted and implemented policies and procedures, including brokerage and trade allocation policies and procedures, that it believes address the

THE PORTFOLIO MANAGERS

Wellington
Management
Company, LLP —
continued
conflicts associated with managing multiple accounts for multiple clients. In addition, Wellington Management monitors a variety of areas, including compliance with primary fund guidelines, the allocation of IPOs, and compliance with the firm’s Code of Ethics, and places additional investment restrictions on Investment Professionals who manage hedge funds and certain other accounts. Furthermore, senior investment and business personnel at Wellington Management periodically review the performance of Wellington Management’s Investment Professionals. Although Wellington Management does not track the time an Investment Professional spends on a single portfolio, Wellington Management does periodically assess whether an Investment Professional has adequate time and resources to effectively manage the Investment Professional’s various client mandates.

COMPENSATION

The Adviser pays Wellington Management a fee based on the assets under management of the Fund as set forth in the Subadvisory Agreement between Wellington Management and the Adviser with respect to the Fund. Wellington Management pays its investment professionals out of its total revenues and other resources, including the advisory fees earned with respect to the Fund. The following information relates to the period ended December 31, 2005.

Mr. Carmen serves as the portfolio manager of Harbor Mid Cap Growth Fund and Mr. Abularach assists Mr. Carmen in portfolio management and securities analysis for the Fund. Wellington Management’s compensation structure is designed to attract and retain high-caliber investment professionals necessary to deliver high quality investment management services to its clients. Wellington Management’s compensation of the Investment Professionals includes a fixed base salary and incentive components. The base salary for Mr. Carmen a partner of Wellington Management, is determined by the Managing Partners of the firm. A partner’s base salary is generally a fixed amount that may change as a result of an annual review. The base salary for Mr. Abularach is determined by his experience and performance in his respective roles. Mr. Abularach’s base salary is reviewed annually and may be adjusted based on the recommendation of his business manage, using guidelines established by Wellington Management’s Compensation Committee, which has final oversight responsibility for base salaries for employees of the company. The Investment Professionals are eligible to receive an incentive payment based on the revenues earned by Wellington Management from the Fund managed by that Investment Professional and generally each other portfolio managed by such Investment Professional. The Investment Professional’s incentive payment relating to the Fund is linked to the gross pre-tax performance of the Fund compared to the performance of the Russell Midcap Growth® Index and the Lipper Mid Cap Growth Average over one and three year periods, with an emphasis on three year results. Portfolio-based incentives across all portfolios managed by an Investment Professional can, and typically do, represent a significant portion of an Investment Professional’s overall compensation; incentive compensation varies significantly by individual and can vary significantly from year to year. Some Investment Professional’s are also eligible for bonus payments based on their overall contribution to Wellington Management’s business operations. Senior management at Wellington Management may reward individuals as it deems appropriate based on factors other than portfolio performance. Each partner of Wellington Management is also eligible to participate in a partner-funded tax qualified retirement plan, the contributions to which are made pursuant to an actuarial formula, as a partner of the firm.

SECURITIES OWNERSHIP

As of October 31, 2005, Messrs. Carmen and Abularach did not beneficially own any shares of the Harbor Mid Cap Growth Fund.

Westfield Capital Management Company LLC	CONFLICTS OF INTEREST

Westfield seeks to identify areas of potential conflicts of interest resulting from managing both the Fund and other accounts. Westfield has adopted polices and procedures to address such potential conflicts.

The management of multiple funds and accounts may result in allocating unequal attention and time to the management of each fund and account if each has different objectives, benchmarks, time horizons, and fees as Mr. Muggia must allocate his time and the Westfield Investment Committee’s investment ideas across multiple funds and accounts. A conflict of interest can also arise between those portfolios that incorporate a performance fee with a base advisory fee and the Fund. From time to time, the same securities may be recommended for both types of accounts. If this is the case, the securities are allocated in a manner Westfield believes to be fair and equitable to all effected funds and accounts. Although Westfield seeks best execution for security transactions, a potential conflict can exist in determining which broker to use to execute transaction orders because

THE PORTFOLIO MANAGERS

Westfield Capital
Management
Company LLC —
continued

Westfield may be limited by a client with respect to the selection of brokers or may be instructed to direct trades through a particular broker. In these cases, Westfield executes such directed arrangements last. Furthermore, personal accounts may give rise to potential conflicts of interest; trading in personal accounts is regulated by the firm’s Code of Ethics.

COMPENSATION

Mr. Emerman and Mr. Meyers are eligible for a fixed base salary and an annual bonus. The bonus is based on their individual overall performance, as well as the financial performance of the company. Specific performance criteria include the quantity and quality of recommendations submitted to the investment committee, as well as attitude, teamwork, communication and motivation. Individual performance attribution is also reviewed. Both Mr. Emerman and Mr. Meyers may also receive stock options from Westfield’s parent company, Boston Private Financial Holdings. As members of the investment committee, they may each receive a bonus derived from the performance fees earned on the partnerships, if any, as distributed under the discretion of the portfolio manager.

Mr. Muggia and Mr. Bauernfeind are eligible for a fixed base salary and an annual bonus, which is paid the month after year end. The bonus is based on the overall financial performance of the company and can vary depending on company results. They are also eligible to participate in the Boston Private Financial Holdings Deferred Compensation Plan. Each may also receive stock options from Westfield’s parent company, Boston Private Financial Holdings. Mr. Muggia is also entitled to receive, and has discretion to distribute, a portion of the performance fees earned on the partnerships, if any.

SECURITIES OWNERSHIP

As of October 31, 2005, Messrs. Muggia, Bauernfeind, Meyers and Emerman did not beneficially own any shares of the Harbor Small Cap Growth Fund.

Northpointe Capital LLC	CONFLICTS OF INTEREST

It is possible that conflicts of interest may arise in connection with the portfolio manager’s management of the Fund on the one hand and other accounts for which the portfolio manager is responsible on the other. For example, a portfolio manager may have conflicts of interest in allocating management time, resources and investment opportunities among the Fund and other accounts he advises. In addition, due to differences in the investment strategies or restrictions between the Fund and the other accounts, the portfolio manager may take action with respect to another account that differs from the action taken with respect to the Fund. The existence of such a performance-based fee may create additional conflicts of interest for the portfolio manager in the allocation of management time, resources and investment opportunities. Whenever conflicts of interest arise, the portfolio manager will endeavor to exercise his discretion in a manner that he believes is equitable to all interested persons. NorthPointe has adopted policies that are designed to eliminate or minimize conflicts of interest, although there is no guarantee that procedures adopted under such policies will detect each and every situation in which a conflict arises.

PORTFOLIO MANAGER COMPENSATION

NorthPointe uses a compensation structure that is designed to attract and retain high-caliber investment professionals. The portfolio manager is compensated based primarily on the scale and complexity of his portfolio responsibilities and the total return performance of mutual funds, other managed pooled vehicles and managed separate accounts over which he has responsibility, versus appropriate peer groups and benchmarks. Portfolio manager compensation is reviewed annually and may be modified at any time as appropriate to adjust the factors used to determine bonuses or other compensation components.

The portfolio manager is paid a fixed base salary which is re-evaluated annually that NorthPointe believes is industry competitive in light of the portfolio manager’s experience and responsibility. In addition, the portfolio manager is eligible to receive an annual cash bonus that is derived from both quantitative and qualitative factors. Quantitative factors include fund/account performance and the financial performance of NorthPointe or its parent company. The performance of the Fund and other accounts the portfolio manager manages has a paramount impact on his compensation. Pre-tax performance is measured, on a one-year basis, for each of the previous three calendar years, as compared to the Fund’s stated benchmark index, which is the Russell 2000® Growth Index. Additionally, the Fund’s performance is measured against its peer group as measured by Lipper, Inc. (the small cap growth fund category), which may provide performance rankings for both shorter periods as well as blended rankings for longer term performance. Qualitative factors include an assessment of the portfolio

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Northpointe
Capital LLC —
continued

manager’s contribution to the overall success and strength of the firm. NorthPointe uses this dual approach of using both quantitative and qualitative in order to create incentives for the portfolio manager to sustain favorable results from one year to the next, and to reward for performance that has improved considerably during the recent period. Less significant in annual compensation determinations are subjective factors as identified by NorthPointe’s Chief Investment Officer or such other managers as may be appropriate.

The bonus determination components apply on an aggregate basis with respect to all accounts managed by the portfolio manager, including unregistered pooled investment vehicles and separate investment advisory accounts. The compensation of the portfolio manager with other job responsibilities (such as managerial, providing analytical support for other accounts, etc.) will include consideration of the scope of such responsibilities and the manager’s performance in meeting them. Funds and accounts that have performance-based advisory fees are not accorded disproportionate weightings in measuring aggregate portfolio manager performance.

Annual bonuses may vary significantly from one year to the next based on all of these factors. Superior performance may result in the portfolio manager receiving an annual bonus that constitutes a substantial portion of his total compensation.

The portfolio manager also may be awarded unregistered restricted equity interests in a related NorthPointe entity that typically vest over time and are designed to create incentives to retain key talent and they are eligible to participate in a non-qualified deferred compensation plan sponsored by Nationwide Mutual Life Insurance Company, NorthPointe’s ultimate parent company. Such plan affords participating United States-based employees the tax benefits of deferring the receipt of a portion of their cash compensation. The portfolio manager also may participate in benefit plans and programs available generally to all NorthPointe employees.

SECURITIES OWNERSHIP

As of October 31, 2005, Mr. Wilk did not beneficially own any shares of the Harbor Small Company Growth Fund, which commenced operations February 1, 2006.

Armstrong Shaw Associates, Inc.	CONFLICTS OF INTEREST

From time to time, potential conflicts of interest may arise between the portfolio manager’s management of the investments of the Harbor Large Cap Value Fund, on the one hand, and the management of other accounts, on the other. A potential conflict of interest may arise as a result of the portfolio manager’s day-to-day management of the Harbor Large Cap Value Fund. Because of the portfolio manager’s position with the Harbor Large Cap Value Fund, the portfolio manager knows the size, timing and possible market impact of the Harbor Large Cap Value Fund’s trades. It is theoretically possible that the portfolio manager could use this information to the advantage of the other accounts he manages and to the possible detriment of the Harbor Large Cap Value Fund. Armstrong Shaw has adopted a Code of Ethics containing policies and procedures to ensure against this potential conflict.

All accounts are managed to the same model portfolio. Potential conflicts of interest may arise when allocating and/or aggregating trades. Armstrong Shaw often aggregates into a single trade order several individual contemporaneous client trade orders in a single security. Armstrong Shaw has in place policies and procedures to ensure such transactions will be allocated to all participating client accounts in a fair and equitable manner.

COMPENSATION

Compensation at Armstrong Shaw is comprised primarily of two components: salary and bonus. The salary portion of compensation is fixed and based on a combination of factors including, but not necessarily limited to, industry experience, firm experience and job performance. The bonus portion of compensation is variable, depending on both overall firm results (i.e. profitability) and merit. Bonuses are a very meaningful piece of overall compensation. Every one at the firm participates in the bonus program. The remaining components of compensation, for eligible employees, are the company sponsored and paid retirement plan and health benefits.

Mr. Shaw’s compensation is not specifically dependant on the performance of the Harbor Large Cap Value Fund on an absolute basis or relative to our style-specific benchmark, the Russell 1000® Value Index. Mr. Shaw is not compensated based on the growth of the Fund’s, or any other client’s, assets except to the extent that such growth contributes to the firm’s overall asset growth which in turn contributes to the firm’s overall profitability. Mr. Shaw does not receive a percentage of the revenue earned on any client portfolios. Mr. Shaw’s compensation is not increased or decreased specifically as the result of any performance fee that may be earned by Armstrong Shaw.

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Armstrong Shaw
Associates, Inc. —
continued

SECURITIES OWNERSHIP

As of October 31, 2005, Mr. Shaw beneficially owned shares of the Harbor Large Cap Value Fund with a value between $500,001 and $1,000,000.

LSV Asset Management	CONFLICTS OF INTEREST

From time to time, potential conflicts of interest may arise between the portfolio manager’s management of the investments of the Harbor Mid Cap Value Fund, on the one hand, and the management of other accounts, on the other. The other accounts might have similar investment objectives or strategies as the Harbor Mid Cap Value Fund, track the same index the Harbor Mid Cap Value Fund tracks or otherwise hold, purchase, or sell securities that are eligible to be held, purchased or sold by the Harbor Mid Cap Value Fund. The other accounts might also have different investment objectives or strategies than the Harbor Mid Cap Value Fund.

Knowledge and Timing of Portfolio Trades. A potential conflict of interest may arise as a result of the portfolio manager’s day-to-day management of the Harbor Mid Cap Value Fund. Because of the portfolio manager’s positions with the Harbor Mid Cap Value Fund, the portfolio manager knows the size, timing and possible market impact of the Harbor Mid Cap Value Fund’s trades. It is theoretically possible that the portfolio manager could use this information to the advantage of other accounts he or she manages and to the possible detriment of the Harbor Mid Cap Value Fund.

Investment Opportunities. A potential conflict of interest may arise as result of the portfolio manager’s management of a number of accounts with varying investment guidelines. Often, an investment opportunity may be suitable for both the Harbor Mid Cap Value Fund and other accounts managed by the portfolio manager, but may not be available in sufficient quantities for both the Harbor Mid Cap Value Fund and the other accounts to participate fully. Similarly, there may be limited opportunity to sell an investment held by the Harbor Mid Cap Value Fund and another account. LSV Asset Management has adopted policies and procedures reasonably designed to allocate investment opportunities on a fair and equitable basis over time.

Under LSV Asset Management’s allocation procedures, investment opportunities are allocated among various investment strategies based on individual account investment guidelines and LSV Asset Management’s investment outlook. LSV Asset Management has also adopted additional procedures to complement the general trade allocation policy that are designed to address potential conflicts of interest due to the side-by-side management of the Harbor Mid Cap Value Fund and certain pooled investment vehicles, including investment opportunity allocation issues.

Performance Fees. The portfolio manager may advise certain accounts with respect to which the advisory fee is based entirely or partially on performance. Performance fee arrangements may create a conflict of interest for the portfolio manager in that the portfolio manager may have an incentive to allocate the investment opportunities that he or she believes might be the most profitable to such other accounts instead of allocating them to the Harbor Mid Cap Value Fund. LSV Asset Management has adopted policies and procedures reasonably designed to allocate investment opportunities between the Harbor Mid Cap Value Fund and such other accounts on a fair and equitable basis over time.

COMPENSATION

Messrs. Lakonishok, Vishny and Vermeulen receive a fixed base salary and bonus which is a function of overall firm profitability. In addition, each is a partner and receives a portion of the firm’s net income.

SECURITIES OWNERSHIP

As of October 31, 2005, Messrs. Lakonishok, Vishny, Vermeulen and Mansharamani did not beneficially own any shares of the Harbor Mid Cap Value Fund.

EARNEST Partners LLC	CONFLICTS OF INTEREST

All accounts are managed to model portfolios that are approved by the investment committee, and trades are allocated pro-rata to all accounts so that no one account is advantaged over another pursuant to trade allocation policies and procedures. Mr. Viera has final decision making responsibility for the Harbor Small Cap Value Fund.

COMPENSATION

All EARNEST Partners personnel are paid a fixed salary and a discretionary bonus. A portion of the bonus may consist of profit sharing and/or deferred compensation. The Company also matches a portion of employees’

THE PORTFOLIO MANAGERS

EARNEST
Partners LLC —
continued

401(k) contributions, if any. The bonus is a function of client satisfaction with respect to investment results and service.

Mr. Viera is an owner of the firm. Equity ownership and profits derived therefrom are another component of compensation for the portfolio manager.

SECURITIES OWNERSHIP

As of October 31, 2005, Mr. Viera did not beneficially own any shares of the Harbor Small Cap Value Fund.

Northern Cross Investments Limited	CONFLICTS OF INTEREST

From time to time, potential conflicts of interest may arise between the portfolio manager’s management of the investments of the Harbor International Fund, on the one hand, and the management of other accounts, on the other. The other accounts might have similar investment objectives or strategies as the Harbor International Fund, track the same index the Harbor International Fund tracks or otherwise hold, purchase, or sell securities that are eligible to be held, purchased or sold by the Harbor International Fund. The other accounts might also have different investment objectives or strategies than the Harbor International Fund.

Knowledge and Timing of Portfolio Trades. A potential conflict of interest may arise as a result of the portfolio manager’s day-to-day management of the Harbor International Fund. Because of the portfolio manager’s positions with the Harbor International Fund, the portfolio manager knows the size, timing and possible market impact of the Harbor International Fund’s trades. It is theoretically possible that the portfolio manager could use this information to the advantage of other accounts he or she manages and to the possible detriment of the Harbor International Fund.

Investment Opportunities. A potential conflict of interest may arise as result of the portfolio manager’s management of a number of accounts with varying investment guidelines. Often, an investment opportunity may be suitable for both the Harbor International Fund and other accounts managed by the portfolio manager, but may not be available in sufficient quantities for both the Harbor International Fund and the other accounts to participate fully. Similarly, there may be limited opportunity to sell an investment held by the Harbor International Fund and another account. Northern Cross Investments, Limited has adopted policies and procedures reasonably designed to allocate investment opportunities on a fair and equitable basis over time.

Under Northern Cross Investments, Limited’s allocation procedures, investment opportunities are allocated among various investment strategies based on individual account investment guidelines and the Subadviser’s investment outlook.

COMPENSATION

Mr. Castegren is the owner of Northern Cross Investments, Ltd. His compensation is based solely on the profitability of the firm.

SECURITIES OWNERSHIP

As of October 31, 2005, Mr. Castegren beneficially owned shares of the Harbor International Fund with a value of over $1 million

Marsico Capital Management, LLC	CONFLICTS OF INTEREST

Portfolio managers at Marsico typically manage multiple accounts. These accounts may include, among others, mutual funds, separate accounts (assets managed on behalf of institutions such as pension funds, colleges and universities, foundations, and accounts managed on behalf of individuals), and commingled trust accounts. Portfolio managers make investment decisions for each portfolio, including the Harbor International Growth Fund, based on the investment objectives, policies, practices and other relevant investment considerations that the managers believe are applicable to that portfolio. Consequently, portfolio managers may purchase (or sell) securities for one portfolio and not another portfolio, or may take similar actions for different portfolios at different times. Consequently, the mix of securities purchased in one portfolio may perform better than the mix of securities purchased for another portfolio. Similarly, the sale of securities from one portfolio may cause that portfolio to perform better than others if the value of those securities declines.

Potential conflicts of interest may also arise when allocating and/or aggregating trades. Marsico often aggregates into a single trade order several individual contemporaneous client trade orders in a single security. Under Marsico’s trade management policy and procedures, when trades are aggregated on behalf of more than one account, such transactions will be allocated to all participating client accounts in a fair and equitable manner.

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Marsico Capital
Management, LLC —
continued

With respect to IPOs and other syndicated or limited offerings, it is Marsico’s policy to seek to assure that over the long term, accounts with the same or similar investment objectives will receive an equitable opportunity to participate meaningfully and will not be unfairly disadvantaged. To deal with such situations, Marsico has adopted policies and procedures for allocating such transactions across multiple accounts. Marsico’s policies also seek to ensure that portfolio managers do not systematically allocate other types of trades in a manner that would be more beneficial to one account than another. Marsico’s compliance department monitors transactions made on behalf of multiple clients to seek to assure adherence to its policies.

As discussed above, Marsico has adopted and implemented policies and procedures that seek to minimize potential conflicts of interest that may arise as a result of a portfolio manager advising multiple accounts. In addition, Marsico monitors a variety of areas, including compliance with primary Fund guidelines, the allocation of securities, and compliance with its Code of Ethics.

COMPENSATION

Mr. Gendelman serves as portfolio manager for the Harbor International Growth Fund. Mr. Gendelman and Marsico’s other portfolio managers are generally subject to the same compensation structure that is applicable to all Marsico employees. Compensation consists of a fixed base salary (reevaluated at least annually), and periodic cash bonuses. Bonuses are typically based on two primary factors: (1) Marsico’s overall profitability for the period, and (2) individual achievement and contribution. Portfolio manager compensation takes into account, among other factors, the overall performance of all accounts for which the manager provides investment advisory services. Portfolio managers do not receive special consideration based on the performance of particular accounts and do not receive compensation from accounts charging performance-based fees. Exceptional individual efforts are rewarded through greater participation in the bonus pool. Portfolio manager compensation comes solely from Marsico. In addition to salary and bonus, portfolio managers may participate in other Marsico benefits to the same extent and on the same basis as other Marsico employees.

Although Marsico references applicable market performance indices (e.g., Morgan Stanley Capital International EAFE Index), portfolio manager compensation is not directly tied to achieving any pre-determined or specified level of performance. In order to encourage a long-term time horizon for managing portfolios, Marsico seeks to evaluate the portfolio manager’s individual performance over periods longer than the immediate compensation period. In addition, portfolio managers are compensated based on other criteria, including effectiveness of leadership within Marsico’s Investment Team, contributions to Marsico’s overall investment performance, discrete securities analysis, and other factors.

SECURITIES OWNERSHIP

As of October 31, 2005, Mr. Gendelman did not beneficially own any shares of the Harbor International Growth Fund.

Shenkman Capital Management, Inc.	CONFLICTS OF INTEREST

Since its inception, Shenkman Capital has dedicated its investment management services exclusively to the high yield market. As a fiduciary, Shenkman Capital owes its clients honest and full disclosure of material conflicts of interest. As a general matter, Shenkman Capital attempts to minimize conflicts of interest. To that end, Shenkman Capital has implemented policies and procedures for the identification of conflicts of interest, a full copy of which is set forth in the firm’s Compliance Manual. In accordance with this policy, Shenkman Capital has identified the following potential conflicts of interest in connection with its management of the Harbor High-Yield Bond Fund:

Personal Trading/ Corporate Opportunities. Shenkman Capital permits its team members to trade securities for their own accounts, and investment personnel, through their position with the firm, are in a position to take investment opportunities for themselves, before such opportunities are executed on behalf of clients. Thus, Shenkman Capital has an obligation to assure that its team members do not “front-run” trades for clients or otherwise favor their own accounts. To that end, Shenkman Capital maintains a personal trading policy which includes pre-clearance procedures that require team members to pre-clear trades in securities of non-investment grade rated companies as well as shares of mutual funds for which Shenkman Capital acts as subadviser. Failure to comply with these policies may result in disciplinary action, including among other things, monetary fines, disgorgement of profits and suspension or termination of employment. Shenkman Capital’s personal trading policy also requires all team members with a brokerage account to have duplicate trade confirmations and account statements sent to the firm’s Chief Compliance Officer. In addition, the Chief Compliance Officer prepares and circulates a Restricted List of Companies to all team members. Employees are prohibited from

THE PORTFOLIO MANAGERS

Shenkman Capital
Management, Inc. —
continued

trading in any company on the Restricted List. Furthermore, all team members are required to sign a copy, and agree to abide by the terms, of the firm’s personal trading policy. Shenkman Capital’s Compliance department, which is overseen by its General Counsel, monitors the personal trading activities of its team members.

Allocation of Investment Opportunities Among Client Accounts. Shenkman Capital adheres to a systematic process for the approval, allocation and execution of trades. All new securities must be scored using its proprietary scoring system and approved at formal credit committee. The process is the same whether the security is a new issuer or a secondary issuer. If the issuer receives the requisite votes, it is placed on the “Approved List. Generally, only securities on the Approved List are eligible to be purchased for client accounts. Portfolio Managers determine the specific securities and amounts to be purchased or sold for client accounts. In allocating securities among accounts, all investment opportunities are allocated among client accounts with similar investment objectives fairly over time while attempting to maintain minimum dispersion of returns.

Initial allocations are made prior to an order being placed, although they may be adjusted depending upon the actual amount purchased or sold, as the case may be, and taking into account round lot sizes and, if a sale transaction, remaining position size by account. In all cases, Shenkman Capital resolves any conflict of interest in good faith and in accordance with its fiduciary duties.

Because of the difference in client investment objectives and strategies, risk tolerances, tax status and other criteria, there may, however, be differences among clients in invested positions and securities held. The following factors, among others, may be taken into account in allocating securities among investment advisory clients: client’s investment objective, strategies and restrictions; specific instructions from the client; client’s risk profile; client’s tax status; any legal or regulatory restrictions placed on a client’s portfolio (such as the Employee Retirement Income Security Act of 1974; as amended); size of client account; total portfolio invested position; nature of the security to be allocated; size of available position; the effect of the purchase or sale, as the case may be, upon the diversification of the client’s portfolio; the investment’s Quadrant (based upon the firm’s proprietary Quadrant Analysis) and how the Quadrant weightings will change versus our targeted weightings for a client’s portfolio for that Quadrant at the time; the investment’s credit score (based upon the firm’s proprietary C. Scope®); supply or demand for a security at a given price level; current market conditions; timing of cash flows and account liquidity; and any other information determined to be relevant to the fair allocation of securities. Shenkman Capital’s Chief Compliance Officer reviews allocations periodically to ensure that all accounts are treated fairly over time.

Insider Trading. Portfolio Managers, credit analysts and others, through their position with Shenkman Capital, are in a position to learn material non-public information, before it is made public. These team members are in a position to trade in their personal accounts on such information, resulting in additional profits to the employee to the potential disadvantage of client accounts. Shenkman Capital maintains policies and procedures which require team members to certify at least annually, that they are in compliance with such policy.

Performance Fees. Shenkman Capital is entitled to receive a performance fee from certain client accounts. The existence of those fees may incentivize the portfolio managers to disproportionately allocate investment opportunities to these accounts. Shenkman Capital maintains an allocation policy and the firm’s Chief Compliance Officer periodically reviews dispersion among the accounts and allocations to ensure that they are being allocated among all eligible accounts in an equitable manner.

Cross Trades. Shenkman Capital may effect “cross” transactions between client accounts. Even in situations in which Shenkman Capital believes there is no disadvantage to its clients, cross trade transactions may nonetheless create an inherent conflict of interest because Shenkman Capital has a duty to obtain a price equitable for both the selling client and the purchasing client. When engaging in cross transactions, Shenkman Capital ensures that all parties to the transaction receive at least as favorable a price as would be received if the transaction were executed on the open market.

COMPENSATION

Shenkman Capital offers a highly competitive total compensation package. All team members receive a complete benefits package, base salary, and an annual bonus predicated on individual and firm performance. The percentage of compensation from salary and bonus varies by a team member’s merit. Typically, a bonus is a larger percentage of annual compensation for team members that have made contributions to the firm and achieved a long tenure with the firm.

Messrs. Shenkman, Whitley, Flanagan, Stricker and Schweitzer serve as co-portfolio managers for the Harbor High-Yield Bond Fund. Portfolio Managers represent the majority of the firm’s senior management. Their

THE PORTFOLIO MANAGERS

Shenkman Capital
Management, Inc. —
continued

compensation is not formally tied to a specific list of criteria. They are compensated based on their ability to implement the firm’s investment strategy, their ability to effectively perform their respective managerial functions, the overall investment performance of the firm, as well as the firm’s growth and profitability. All of the senior Portfolio Managers are owners of the firm.

The Portfolio Managers’ compensation is not based on the performance of the Harbor High-Yield Bond Fund or the value of assets held in its portfolio.

SECURITIES OWNERSHIP

As of October 31, 2005, Mr. Flanagan beneficially owned shares of the Harbor High-Yield Bond Fund with a value of between $50,001 and $100,000. Messrs. Shenkman, Whitley, Stricker and Schweitzer did not beneficially own any shares of the Harbor High-Yield Bond Fund.

Pacific Investment Management Company, LLC	CONFLICTS OF INTEREST

From time to time, potential conflicts of interest may arise between the portfolio manager’s management of the investments of the Fund, on the one hand, and the management of other accounts, on the other. The other accounts might have similar investment objectives or strategies as the Fund, track the same index the Fund tracks or otherwise hold, purchase, or sell securities that are eligible to be held, purchased or sold by the Fund. The other accounts might also have different investment objectives or strategies than the Fund.

Knowledge and Timing of Fund Trades. A potential conflict of interest may arise as a result of the portfolio manager’s day-to-day management of the Fund. Because of the their positions with the Funds, the portfolio managers know the size, timing and possible market impact of a Fund’s trades. It is theoretically possible that the portfolio managers could use this information to the advantage of other accounts they manage and to the possible detriment of a Fund.

Investment Opportunities. A potential conflict of interest may arise as result of the portfolio manager’s management of a number of accounts with varying investment guidelines. Often, an investment opportunity may be suitable for both the Fund and other accounts managed by the portfolio manager, but may not be available in sufficient quantities for both the Fund and the other accounts to participate fully. Similarly, there may be limited opportunity to sell an investment held by the Fund and another account. PIMCO has adopted policies and procedures reasonably designed to allocate investment opportunities on a fair and equitable basis over time.

Under PIMCO’s allocation procedures, investment opportunities are allocated among various investment strategies based on individual account investment guidelines and PIMCO’s investment outlook. PIMCO has also adopted additional procedures to complement the general trade allocation policy that are designed to address potential conflicts of interest due to the side-by-side management of the Fund’s and certain pooled investment vehicles, including investment opportunity allocation issues.

Performance Fees. A portfolio manager may advise certain accounts with respect to which the advisory fee is based entirely or partially on performance. Performance fee arrangements may create a conflict of interest for the portfolio manager in that the portfolio manager may have an incentive to allocate the investment opportunities that he or she believes might be the most profitable to such other accounts instead of allocating them to a Fund. PIMCO has represented to the Adviser that PIMCO has adopted policies and procedures reasonably designed to allocate investment opportunities between such other accounts and the Funds on a fair and equitable basis over time.

COMPENSATION

PIMCO has adopted a “Total Compensation Plan” for its professional level employees, including its portfolio managers, that is designed to pay competitive compensation and reward performance, integrity and teamwork consistent with the firm’s mission statement. The Total Compensation Plan includes a significant incentive component that rewards high performance standards, work ethic and consistent individual and team contributions to the firm. The compensation of portfolio managers consists of a base salary, a bonus, and may include a retention bonus. Portfolio managers who are Managing Directors of PIMCO also receive compensation from PIMCO’s profits. Certain employees of PIMCO, including portfolio managers, may elect to defer compensation through PIMCO’s deferred compensation plan. PIMCO also offers its employees a non-contributory defined contribution plan through which PIMCO makes a contribution based on the employee’s compensation. PIMCO’s contribution rate increases at a specified compensation level, which is a level that would include portfolio managers.

THE PORTFOLIO MANAGERS

Pacific Investment
Management
Company, LLC —
continued

Salary and Bonus. Base salaries are fixed and are determined by considering an individual portfolio manager’s experience and expertise and may be reviewed for adjustment annually. Portfolio managers are entitled to receive bonuses, which may be significantly more than their base salary, upon attaining certain performance objectives based on predetermined measures of group or department success. These goals are specific to individual portfolio managers and are mutually agreed upon annually by each portfolio manager and his or her manager. Achievement of these goals is an important, but not exclusive, element of the bonus decision process.

In addition, the following non-exclusive list of qualitative criteria (collectively, the “Bonus Factors”) may be considered when determining the bonus for portfolio managers:

•	3-year, 2-year and 1-year dollar-weighted and account-weighted investment performance, on a pre-tax basis, as judged against the applicable benchmarks for each account managed by a portfolio manager (including the Funds) and relative to applicable industry peer groups. One of the benchmarks used to measure Mr. Brynjolfsson’s relative performance is the Lehman US Tips Index, which is the Harbor Real Return Fund’s benchmark index and one of the industry peer groups used is the Lipper TIPs Average, which is expected to be the Fund’s peer group.

•	Appropriate risk positioning that is consistent with PIMCO’s investment philosophy and the Investment Committee/ CIO approach to the generation of alpha;

•	Amount and nature of assets managed by the portfolio manager;

•	Consistency of investment performance across portfolios of similar mandate and guidelines (reward low dispersion);

•	Generation and contribution of investment ideas in the context of PIMCO’s secular and cyclical forums, portfolio strategy meetings, Investment Committee meetings, and on a day-to-day basis;

•	Absence of defaults and price defaults for issues in the portfolios managed by the portfolio manager;

•	Contributions to asset retention, gathering and client satisfaction;

•	Contributions to mentoring, coaching and/or supervising; and

•	Personal growth and skills added.

A portfolio manager’s compensation is not based directly on the performance of the Funds or any other account managed by that portfolio manager. Final award amounts are determined by the PIMCO Compensation Committee.

Retention Bonuses. Certain portfolio managers may receive a discretionary, fixed amount retention bonus, based upon the Bonus Factors and continued employment with PIMCO. Each portfolio manager who is a Senior Vice President or Executive Vice President of PIMCO receives a variable amount retention bonus, based upon the Bonus Factors and continued employment with PIMCO.

Investment professionals, including portfolio managers, are eligible to participate in a Long Term Cash Bonus Plan (“Cash Bonus Plan”), which provides cash awards that appreciate or depreciate based upon the performance of PIMCO’s parent company, Allianz Global Investors of America L.P. (“AGI”), and PIMCO over a three-year period. The aggregate amount available for distribution to participants is based upon AGI’s profit growth and PIMCO’s profit growth. Participation in the Cash Bonus Plan is based upon the Bonus Factors, and the payment of benefits from the Cash Bonus Plan is contingent upon continued employment at PIMCO.

Profit Sharing Plan. Instead of a bonus, portfolio managers who are Managing Directors of PIMCO receive compensation from a non-qualified profit sharing plan consisting of a portion of PIMCO’s net profits. Portfolio managers who are Managing Directors receive an amount determined by the Managing Director Compensation Committee, based upon an individual’s overall contribution to the firm and the Bonus Factors. Under his employment agreement, William Gross receives a fixed percentage of the profit sharing plan.

Allianz Transaction Related Compensation. In May 2000, a majority interest in the predecessor holding company of PIMCO was acquired by a subsidiary of Allianz AG (“Allianz”). In connection with the transaction with the transaction, Mr. Gross received a grant of restricted stock of Allianz, the last of which vested on May 5, 2005. From time to time, under the PIMCO Class B Unit Purchase Plan, Managing Directors and certain executive management (including Executive Vice Presidents) of PIMCO may become eligible to purchase Class B Units of PIMCO. Upon their purchase, the Class B Units are immediately exchanged for Class A units of PIMCO Partners, LLC, a California limited liability company that holds a minority interest in PIMCO and is owned by the Managing Directors and certain executive management of PIMCO. The Class A Units of PIMCO Partners, LLC entitle their holders to distributions of a portion of the profits of PIMCO. The PIMCO Compensation Committee determines which Managing Directors and executive management may purchase Class B Units and the number of Class B Units that each may purchase. The Class B Units are

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Pacific Investment
Management
Company, LLC —
continued

purchased pursuant to full recourse notes issued to the holder. The base compensation of each Class B Unit holder is increased in an amount equal to the principal amortization applicable to the notes given by the Managing Director or member of executive management.

Portfolio managers who are Managing Directors also have long-term employment contracts, which guarantee severance payments in the event of involuntary termination of a Managing Director’s employment with PIMCO.

SECURITIES OWNERSHIP

As of October 31, 2005, Mr. Gross did not beneficially own any shares of the Harbor Bond Fund and Mr. Brynjolfsson did not beneficially own any shares of the Harbor Real Return Fund.

Fischer Francis Trees & Watts, Inc.	CONFLICTS OF INTEREST

Conflicts of interest of the type that may arise when an investment adviser serves as an adviser to both a mutual fund and other accounts are minimized at FFTW by FFTW’s investment management decision making process and FFTW’s trade allocation policy.

Investment decisions are executed by FFTW Market Specialists, the Investment Strategy Group (“ISG”) and the specific portfolio team assigned to a client portfolio. Market Specialists are the first and last steps in the investment decision making process. In the first step, senior Market Specialists provide input to the ISG regarding specific investment themes relating to each sector of specialization, which include interest rate management, corporate credit, structured credit and foreign exchange. The ISG meets weekly to identify fixed income sectors that offer the highest relative value over a three to six month horizon and concludes with definitive positive/negative recommendations for sectors. Each portfolio is assigned a Portfolio Manager who is responsible for assuring the implementation of the sector biases of the ISG. These sector biases are expressed terms of risk exposures relative to a benchmark. A client Portfolio Manager is responsible for setting a Portfolio’s risk parameters at the portfolio’s inception, based upon the portfolio’s specific investment guidelines and overall risk preferences and is responsible for monitoring the portfolio’s compliance with such parameters. In the last step, Market Specialists decide when to add or subtract investment exposure within a sub-sector and when to execute buy/sell recommendations for individual securities, all consistent with the recommendations of the ISG. This process ensures that investment decisions for specific portfolios are consistent with firm’s overall strategy, taking into account the individual portfolio’s benchmark, risk parameters and investment guidelines.

In addition, FFTW executes trades on behalf of all similarly managed accounts within a product group on a block basis. Block transactions are allocated fairly and equitable across all participating accounts utilizing an automated, non-preferential proprietary trade execution system that allocates the trades according to each participating portfolio’s size and risk profile. The automated allocation system ensures that no managed account is favored with respect to the selection of securities or timing of purchase or sale of securities over another account.

Trade allocation and best execution is monitored and reviewed on a monthly basis as part of the Compliance Monitoring Program, which is carried out independently by FFTW’s Risk Oversight Group. This review takes into consideration FFTW’s trading procedures and the nature of the fixed income markets. Trade execution prices for a sample of tickets are compared with an independent source. An explanation is sought from the Market Specialist in case of significant variance between the trade execution price and the independent source. A report is issued to senior management on a quarterly basis. Diversions from FFTW’s policy to allocate investment opportunities fairly and equitably across all participating accounts would be identified during this review.

COMPENSATION

FFTW aims to provide all staff with total compensation packages competitive with the applicable local market (New York, London, Tokyo and Singapore). Compensation is based on a combination of individual, team and firm performance. Where possible, quantifiable goals are established; actual performance is then assessed against these goals, and total compensation is determined.

There are three standard components to the remuneration structure for the professional staff: salary, discretionary bonus and profit sharing. For outstanding members of the staff, there is also the opportunity to become a Shareholder/ Managing Director of FFTW.

A significant portion of remuneration, is variable compensation, which is dependent on investment results and value-added for clients, and on other important responsibilities such as contributions to developing our investment process and interaction with clients. Discretionary bonuses are paid to all employees; for the more senior professionals, the overall profitability of the firm becomes increasingly important to overall compensation levels.

THE PORTFOLIO MANAGERS

Fischer Francis
Trees & Watts,
Inc. — continued

Retention of senior professionals in the investment areas, including the Portfolio Manager for the Harbor Money Market and Short Duration Funds, is promoted through participation in the firm’s deferred compensation program, a program that defers a portion of incentive compensation for four years and is invested in equity-related units tied to the value of the firm’s stock price.

Individual and team performance are evaluated in absolute terms for total return strategies and in terms of excess return compared to the benchmark for those strategies managed against a market benchmark, which comprises the bulk of the firm’s portfolios. All portfolios are managed within predefined tracking volatility parameters, and have a volatility target, a return target and as a result an expected information ratio. All of these targets are taken into account when evaluating investment professionals. Return relative to peers is taken into account but is given less importance than the parameters detailed above. The risks taken to achieve performance are carefully monitored on an ongoing basis as each client has a tracking error target. Any deviation from this target is monitored by the CIO, the product teams and the client portfolio managers to ensure that neither too much nor too little risk is taken in a portfolio. FFTW actively participates in a number of compensation surveys on a global basis, the most significant being the survey conducted by McLagan Partners, which provides compensation information with an in-depth financial services industry focus. The survey information enables FFTW to assess market pay and performance information from a competitive perspective in order to identify compensation trends, market opportunities and business improvement opportunities thereby enabling FFTW to remain competitive in regards to its competitors. While the McLagan survey is often broader in scope than FFTW’s immediate peers, FFTW works with McLagan Partners to tailor the survey information against a peer group in order to compare FFTW to firms of similar size. Compensation is based according to different quartiles identified in the survey information. Exceptional performance gets compensated in the top quartile for the respective position and average performance is compensated in lower quartiles.

The firm manages both long-only portfolios and long-short or alternative investment products. Specifically, FFTW manages two relative value strategies through two Cayman Island funds as well as in separate institutional accounts. The firm offers a variety of fee schedules for its investment products which include both performance and management fees, where appropriate. Investment professionals are compensated based upon the totality of all client portfolios for which they exercise investment authority. Factors such as varying fee structures, complexity of investment advice and allocation of resources are considered in determining an individual’s compensation. Shareholder/ Managing Directors receive discretionary bonuses which are funded in part from revenue generated from certain accounts for which performance fees are paid. This could create a potential conflict in the management of non-performance fee accounts, including the Fund.

As described below, to address these potential conflicts, FFTW’s investment decision-making and trade allocation policies and procedures are designed to ensure that none of the firm’s clients are disadvantaged in the firm’s management of accounts. Additionally, the firm’s internal controls are tested on a routine schedule as part of FFTW’s Global Compliance Monitoring Program and annually, the firm engages its external auditor to perform a SAS 70 exam.

Measurement periods are annual, although salary increases and bonuses are paid at different times of the year. All investment professional’s compensation is determined by senior management, upon assessing personal achievement, collective goals and objectives, and overall profitability of the firm.

SECURITIES OWNERSHIP

As of October 31, 2005, Mr. O’Donnell did not beneficially own any shares of the Harbor Short Duration Fund or Harbor Money Market Fund.

PORTFOLIO HOLDINGS

Portfolio Holdings Disclosure Policy	Each Fund’s full portfolio holdings, as well as industry, security, and regional breakdowns, are published quarterly, with a 15-day lag, on www.harborfund.com. In addition, the Funds’ top ten portfolio holdings as a percent of its total net assets will be published quarterly, with a 10-day lag, on www.harborfund.com. This information is available on Harbor Fund’s web site for the entire quarter.

The Board of Trustees of Harbor Fund has adopted policies and procedures that prohibit the disclosure of non-public portfolio holdings information to third parties except in certain limited circumstances where Harbor Fund or a service provider has a legitimate business purpose for disclosing that information and the recipients are obligated to maintain the confidentiality of that information and are prohibited from using that non-public information to trade for their own account. Only an officer of Harbor Fund may authorize such disclosure in those limited circumstances, and that authorization must be approved by the chief compliance officer of Harbor Fund. Policies and procedures adopted by Harbor Fund also prohibit the Funds and any service provider from entering into any arrangement to receive any compensation or consideration, directly or indirectly, in return for the disclosure of non-public information about a Fund’s portfolio holdings.

Non-public portfolio holdings information is disclosed daily only to the following persons for the sole purpose of assisting the service provider in carrying out its designated responsibilities for the Fund or Funds:

•	The Adviser with respect to all Funds and each subadviser solely with respect to the Fund for which it serves as subadviser;

•	The Funds’ custodian and accounting agent;

•	Vestek, which provides data collection and analytic services, for the sole purpose of assisting the Adviser in assessing the Funds’ performance and portfolio attributes;

•	Institutional Shareholder Services, which provides proxy voting information services for the sole purpose of assisting the Adviser in voting proxies on behalf of the equity Funds;

•	Boston Investor Services, which serves as the administrator to Northern Cross, and MSJ International, Inc., PGN Advisors, Inc., Meltm, Inc. and Summit International Investments Inc., each of which provide research services to Northern Cross, for the sole purpose of assisting Northern Cross in performing its services as Subadviser to the Harbor International Fund;

•	FactSet Research Systems Inc., Bloomberg L.P. and Mathias & Carr, each of whom provide services to Jennison Associates LLC (“Jennison”), for the sole purpose of assisting Jennison in performing its services as Subadviser to the Harbor Capital Appreciation Fund.

•	Brown Brothers Harriman, FactSet Research Systems, Inc., Investment Technology Group and ADP, each of whom provide services to Wellington Management Company, LLP (“Wellington Management”), for the sole purpose of assisting Wellington Management in performing its services as Subadviser to the Harbor Mid Cap Growth Fund.

•	SS&C Technologies, Inc., which provides services to Armstrong Shaw Associates Inc. (“Armstrong Shaw”), for the sole purpose of assisting Armstrong Shaw in performing its services as Subadviser to the Harbor Large Cap Value Fund.

•	Advent Software, Inc., which provides services to Westfield, for the sole purpose of assisting Westfield in performing its services as Subadviser to the Harbor Small Cap Growth Fund; and

•	Russell/ Mellon Analytical Services, which provides services to Marsico Capital Management, LLC (“Marsico”), for the sole purpose of assisting Marsico in performing its services as Subadviser to the Harbor International Growth Fund.

•	Vastardis Capital Services, which provides services to Fischer Francis, for the sole purpose of assisting Fischer Francis in performing its services as Subadviser to the Harbor Short Duration Fund and Harbor Money Market Fund.

Harbor Fund seeks to avoid potential conflicts between the interests of the Funds’ shareholders and those of the Funds’ service providers and ensure that non-public portfolio holdings information is disclosed only when such disclosure is in the best interests of a Fund and its shareholders. Harbor Fund seeks to accomplish this by permitting such disclosure solely for the purpose of assisting the service provider in carrying out its designated responsibilities for the Fund or Funds and by requiring any such disclosure to be authorized in the manner described above. The Board of Trustees receives a report at least annually concerning the effectiveness and operation of the Funds’ policies and procedures, including those governing the disclosure of portfolio information.